UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended September 30, 2017

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRELIMINARY NOTE

The unaudited interim condensed consolidated financial statements included herein have been presented in U.S. dollars and also comply with International Accounting Standard 34 as issued by the International Accounting Standards Board (“IASB”), the standard of International Financial Reporting Standards (“IFRS”) applicable to interim financial reporting. For Talend S.A. and our subsidiaries that use a functional currency that is not U.S. dollars, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date, while the income and expenses have been translated at the average exchange rate for the month in which the transaction occurred. The resulting exchange differences are recognized in our consolidated statement of comprehensive income.

All references in this quarterly report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean Euros, unless otherwise noted. Certain information in this quarterly report is expressed in Euros. We make no representation that the Euro or U.S. dollar amounts referred to in this quarterly report could have been converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all. See “Risk Factors – We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”.

As used in this quarterly report, the term “ADSs” refers to the American Depositary Shares, each representing one ordinary share, nominal value €0.08 per share, of Talend S.A.

As used in this quarterly report, the term “the Company” refers to Talend S.A. and the terms “Talend,”  “we,” “our,” “us,” and “the Group” refer to Talend S.A. and its consolidated subsidiaries, unless the context otherwise requires.

This quarterly report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-220740) of Talend S.A., to the extent not superseded by documents or reports subsequently filed.

QUARTERLY REPORT

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2016	2017	2016	2017

Revenue
Subscriptions		$22,929	$32,915	$63,448	$90,734
Professional services		4,462	5,483	12,080	16,342
Total revenue	5	27,391	38,398	75,528	107,076
Cost of revenue
Subscriptions		3,061	3,979	8,620	11,609
Professional services		3,473	4,293	9,601	12,795
Total cost of revenue		6,534	8,272	18,221	24,404
Gross profit		20,857	30,126	57,307	82,672
Operating expenses
Sales and marketing		17,130	20,778	48,952	61,332
Research and development		5,022	6,534	14,188	18,637
General and administrative		4,861	7,295	13,801	20,735
Total operating expenses		27,013	34,607	76,941	100,704
Loss from operations		(6,156)	(4,481)	(19,635)	(18,032)
Finance income		249	96	1,108	207
Finance expense		(463)	(927)	(1,088)	(2,607)
Loss before income tax expense		(6,370)	(5,312)	(19,614)	(20,432)
Income tax (expense) benefit	6	(4)	(40)	(87)	(92)
Net loss for the period		$(6,374)	$(5,352)	$(19,701)	$(20,524)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	10	$(0.30)	$(0.18)	(2.03)	(0.71)

Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:		21,206	29,035	9,725	28,870

The above unaudited interim condensed consolidated statements of operations should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Net loss for the period	$(6,374)	$(5,352)	$(19,701)	$(20,524)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	(366)	(166)	(378)	(669)
Tax effect on foreign exchange differences	—	—	—	—
Total comprehensive loss for the period	$(6,740)	$(5,518)	$(20,078)	$(21,193)

The above unaudited interim condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

		As of December 31,	As of September 30,
	Notes	2016	2017

Assets
Current assets:
Cash and cash equivalents		$91,023	$94,599
Trade receivables, net	7	38,016	36,036
Other current assets		6,559	8,088
Total current assets		135,598	138,723
Non-current assets:
Property and equipment, net		2,543	3,269
Goodwill		2,912	3,271
Intangible assets, net		509	321
Other non-current assets		3,089	3,768
Total non-current assets		9,053	10,629
Total assets		$144,651	$149,352
Liabilities
Current liabilities:
Trade and other payables		$21,270	$23,844
Provisions		759	408
Deferred revenue	7	74,119	93,307
Borrowings	11	143	10
Total current liabilities		96,291	117,569
Non-current liabilities:
Provisions		553	731
Deferred revenue	7	29,776	25,722
Borrowings	11	6	7
Total non-current liabilities		30,335	26,460
Total liabilities		126,626	144,029
Equity
Share capital	8	2,980	3,032
Share premium		194,992	198,594
Foreign currency translation reserve		1,551	882
Share-based payments reserve		7,574	12,357
Other reserves		—	54
Accumulated losses		(189,072)	(209,596)
Total shareholders’ equity		18,025	5,323
Total liabilities and shareholders' equity		$144,651	$149,352

The above unaudited interim condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

			Foreign currency	Share-based	Other	Accumulated	Total
	Share capital	Share premium	translation reserve	payments reserve	reserves	loss	equity
Balance at January 1, 2016	$2,450	$94,931	$2,014	$4,580	$8,371	$(164,829)	$(52,483)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(19,701)	(19,701)
Other comprehensive loss	—	—	(378)	—	—	—	(378)
Total comprehensive loss for the period	—	—	(378)	—	—	(19,701)	(20,079)
Issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	510	90,870	—	—	—	—	91,380
Exercise of warrants	15	552	—	—	—	—	567
Release of other reserves upon the completion of initial public offering	—	8,371	—	—	(8,371)	—	—
Stock-based compensation	—	—	—	2,221	—	—	2,221
Balance at September 30, 2016	$2,975	$194,724	$1,636	$6,801	$—	$(184,530)	$21,606
Balance at January 1, 2017	$2,980	$194,992	$1,551	$7,574	$—	$(189,072)	$18,025
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(20,524)	(20,524)
Other comprehensive loss	—	—	(669)	—	—	—	(669)
Total comprehensive loss for the period	—	—	(669)	—	—	(20,524)	(21,193)
Restricted stock units reserve	—	(54)	—	—	54	—	—
Exercise of stock awards	52	3,656	—	—	—	—	3,708
Share-based compensation	—	—	—	4,783	—	—	4,783
Balance at September 30, 2017	$3,032	$198,594	$882	$12,357	$54	$(209,596)	$5,323

The above unaudited interim condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2016	2017
Cash flows from operating activities:
Net loss for the period	$(19,701)	$(20,524)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	872	1,133
Amortization of intangible assets	238	237
Unrealized foreign exchange (gain) losses	(981)	2,212
Non-cash finance costs	85	—
Stock-based compensation	2,221	4,783
Income tax for the period	(86)	75
Changes in operating assets and liabilities:
Trade receivables	(690)	4,208
Other assets	(1,456)	(1,378)
Trade and other payables	3,148	(42)
Provisions	(90)	(106)
Deferred income	17,366	8,541
Net cash from (used in) operating activities	926	(861)
Cash flows from investing activities:
Acquisition of property and equipment	(1,128)	(1,674)
Net cash used in investing activities	(1,128)	(1,674)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	92,691	—
Proceeds from issuance of ordinary shares	567	3,708
Proceeds from borrowings	2,000	—
Repayment of borrowings	(12,095)	(140)
Prepayment fee under Square 1 loan	(267)	—
Net cash from financing activities	82,896	3,568
Net increase in cash and cash equivalents	82,694	1,033
Cash and cash equivalents at beginning of the period	6,930	91,023
Effect of exchange rate changes on cash and cash equivalents	378	2,543
Cash and cash equivalents at end of the period	$90,002	$94,599

The above unaudited interim condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Corporate information

Talend S.A. (“the Company”) is incorporated in France with its registered office located at 9, rue Pages, 92150 Suresnes.

Talend’s software platform, Talend Data Fabric, integrates data and applications in real-time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers.

The accompanying unaudited interim condensed consolidated financial statements of the Company and its subsidiaries (together “Talend,” or “the Group”), were authorized for issue by the board of directors on October  31, 2017. Information on the Group’s structure is provided in Note 15, “Group Information”.

2. Statement of compliance

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standard Board (‘‘IASB’’) and related interpretations issued by the IFRS Interpretations Committee. The unaudited interim condensed consolidated financial statements included in this quarterly report filed on Form 6-K do not include all of the information and notes required for a complete set of annual financial statements. The Group believes that the condensed information and disclosures made are adequate and that the information gives a true and fair view of the financial position and results of operations of the Group as of and for the period presented herein. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the Group’s financial position as of September 30, 2017 and the results of operations and cash flow for the three and nine months ended September 30, 2017.  The information included in this Form 6-K should be read in conjunction with the Group’s Annual Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the IASB included in the Group’s Annual Report on Form 20-F and filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017. The results of the nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year.

3. Summary of significant accounting policies

These unaudited interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those applied to the December 31, 2016 consolidated financial statements.

(a)New accounting standard and interpretation

The amendments to standards and interpretations that are effective for annual periods beginning on January 1, 2017 are as follows:

•

Disclosure Initiative (Amendments to IAS 7) require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.

•

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12) clarifies the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•

Annual Improvements to IFRS 2014-2016 Cycle (Amendments to IFRS 12 Disclosure of Interests in Other Entities) clarify that disclosure requirements for interests in other entities also apply to interests that are classified as held for sale or distribution.

The amendments to standards and interpretations above had no significant impact on the financial position, results of operations or disclosure requirements of the Group.

(b)New accounting standards not yet adopted

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard will be effective for the Group for financial periods beginning on January 1, 2018 with early adoption permitted, and provides alternative approaches to adoption. The standard’s core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model to achieve its core principle: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition, entities must disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative disclosures are also required. The Group has substantially completed its assessment of the potential impact that the implementation of this updated standard will have on its consolidated financial statements. Subscription revenue, which accounted for 79%, 83% and 84% of the Group’s total revenue for the fiscal years ended December 31, 2014, 2015 and 2016, respectively, consists of fees earned from arrangements to provide customers with (i) continuous unspecified future updates, upgrades and technical product support and (ii) the rights to use a commercial version of our software, which includes enterprise-grade features (such as administrative tools used for scheduling, management and monitoring of data integration flows and collaboration across a team of users), either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment. The Group currently recognizes subscription revenue ratably over the subscription period. Under the new standard, these subscription attributes represent a series of performance obligations that are delivered over time. The Group believes that its subscription revenue meets the criteria for revenue recognition over time and the vast majority will continue to be recognized ratably under the updated standard. The Group does expect that a portion of the arrangement will be recognized upfront for the value associated with the software license element of the arrangement, which the Group believes will be minimal in comparison to the entire arrangement; the Group offers the substantial majority of functional features for free in the open source version of its software. The Group is also considering the impact of the guidance for contract costs. Under IFRS 15, the Group would be required to capitalize and amortize incremental costs of obtaining a contract, such as sales commission costs. Under the Group’s current accounting policy, sales commission costs are not capitalized but rather recognized as incurred. The Group currently expects to adopt this standard on January 1, 2018 on a modified retrospective basis and expects to apply the new standard only to contracts that are not completed contracts at January 1, 2018.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. It also includes a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It will be effective for the Group for financial periods beginning on January 1, 2018, with early adoption permitted. The Group plans to adopt IFRS 9 initially on January 1, 2018 and does not expect the adoption of this standard to have material impact on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. The standard also contains enhanced disclosure requirements for lessees. It is effective for the Group for financial periods beginning on January 1, 2019, though early adoption is permitted and provides alternative approaches to adoption. The Group is assessing the potential impact of IFRS 16 on its consolidated financial statements but it expects that the adoption will result in an increase to non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

(c)Principles of consolidation

The unaudited interim condensed consolidated financial statements include the consolidated statements of financial position, statements of operations, comprehensive loss, changes in equity and cash flows of the Group.

Main exchange rates used for translation

The main exchange rates used for translation (one unit of each foreign currency converted to USD) are summarized in the following table:

	Three Months Ended	Nine Months Ended	As of	Three Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2016	December 31, 2016	September 30, 2017	September 30, 2017
	Average rate	Average rate	Closing rate	Average rate	Closing rate	Average rate

Euro (€)	1.1155	1.1158	1.0522	1.1753	1.1821	1.1134
Pound Sterling (£)	1.3126	1.3925	1.2330	1.3093	1.3400	1.2753
Japanese Yen	0.0098	0.0092	0.0086	0.0090	0.0089	0.0089
Chinese Yuan Renminbi (RMB)	0.1500	0.1520	0.1440	0.1499	0.1505	0.1469
Swiss Francs (CHF)	1.0242	1.0203	0.9818	1.0391	1.0328	1.0167
Canadian Dollar (CAD)	0.7666	0.7569	0.7438	0.7980	0.8013	0.7657
Australian Dollar (AUD)	0.7580	0.7417	0.7202	0.7896	0.7844	0.7661
Singapore Dollar (SGD)	0.7390	0.7294	0.6909	0.7351	0.7372	0.7197
Swedish Krona (SEK)	0.1173	0.1173	0.1099	0.1230	0.1228	0.1162
Indian Rupee (INR)	—	—	—	0.0155	0.0153	0.0153

4. Critical accounting estimates and judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant areas that require management judgment and estimates are the same as those described in the Annual Consolidated Financial Statements for the year ended December 31, 2016.

5. Revenues by geographic region

The following table sets forth the Group’s total revenue by region for the periods indicated (in thousands). The revenues by geography were determined based on the country where the sale took place.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Americas	$12,042	$18,148	$34,205	$51,646
EMEA	14,457	18,402	38,868	50,948
Asia Pacific	892	1,848	2,455	4,482
Total	$27,391	$38,398	$75,528	$107,076

Total revenues from Talend S.A., the Group’s French parent company, totaled approximately $6.4 million and $8.1 million for the three months ended September 30, 2016 and 2017, respectively and $18.1 million and $22.4 million for the nine months ended September 30, 2016 and 2017, respectively.

Revenues  from the Company’s country of domicile, based on sales that took place in France, totaled approximately $5.0 million and $6.5 million for the three months ended September 30, 2016 and 2017, respectively and $14.3 million and $18.0 million for the nine months ended September 30, 2016 and 2017, respectively.

6. Income tax

Tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate for the full financial year multiplied by the pre-tax income of the interim reporting period. To calculate its estimated weighted average annual income tax rate, the Group estimates its income before taxes and the related tax expense or benefit for the full fiscal year. Each quarter, the Group updates its estimate of the annual effective tax rate, and if its estimated annual tax rate changes, it makes a cumulative adjustment in that quarter.

7. Trade receivables

The Group’s trade receivables consisted of the following (in thousands):

	As of December 31,	As of September 30,
	2016	2017

Trade receivables	$38,680	$37,110
Less: Allowance for doubtful accounts	(664)	(1,074)
Trade receivable, net	$38,016	$36,036

Deferred revenue

At December 31, 2016 and September 30, 2017, deferred revenue associated with subscriptions accounted for $98.7 million and $114.2 million, respectively, of the total deferred revenue balance of $103.9 million and $119.0 million, respectively. The remaining amount of deferred revenue relates to professional services.

8. Share capital and reserves

Share capital

 On March 16, 2017, the Company closed a follow-on public offering of 3,783,111 ordinary shares sold by existing shareholders, including 493,449 shares sold upon full exercise of the underwriters’ option to purchase additional ordinary shares, at a price to the public of $28.50 per share. The Company did not receive any proceeds from the sale of the ordinary shares. The offering expenses incurred by the Company were $0.7 million and are recorded as general and administrative expenses.

Between January 1, 2017 and September 30, 2017, the Company’s board of directors acknowledged an increase in the share capital as a result of the issuance of 585,628 ordinary shares, upon the exercise of share options and employee warrants (BSPCE) classified as share based payments, representing a total amount of €3.2 million.

At September 30, 2017, there were 29,142,733 ordinary shares outstanding, each with a nominal value of €0.08.

Other Reserves

French law requires that the holders of warrants be protected against an increase in the cost of the nominal value of the Company’s shares. A specific non-distributable reserve was set up for this purpose in June 2011 and can be used only on exercise of the warrants outstanding at that date. This reserve must remain outstanding until the last related warrant has expired. In compliance with French law, should the related warrants be exercised, the holder would pay the exercise price agreed at grant date and the balance would be borne by the Company. Upon the closing of the Company’s IPO in August 2016, the rights under the non-distributable reserve were cancelled and the reserve balance of $8.4 million was transferred from “other reserves” to “share premium” at that date.

On May 3, 2017 and July 28, 2017, the Company’s board of directors, acting upon delegation of the shareholders' meeting held on June 1, 2016, granted a total of 548,831 and 24,450 restricted stock units or free shares (actions gratuites, under French law), respectively, to employees and officers of the Group. The Company created a specific reserve account in connection with the issuance of granted restricted stock units or free shares equal to €45,862.48, based on 573,281 shares multiplied by their nominal value of €0.08. Upon vesting of each of the restricted stock units or frees share pursuant to the 2016 Free Share Plan, a new share of the Company will be issued to the relevant beneficiary and, simultaneously, an amount equal to €0.08 euro will be withdrawn from the above reserve to increase the share capital of the Company.

9. Stock-based payment plans

On May 3, 2017, the Company’s board of directors adopted and its shareholders at  a meeting held on June 6, 2017 approved, the 2017 Stock Option Plan. The Company will grant all future stock options, employee warrants (BSPCE) and warrants (BSA)  under 2017 Stock Option Plan. On May 3, 2017, the board of directors also adopted the 2016 Free Share Plan from which the Company grants restricted stock units.

Prior to the approval of the 2017 Stock Option Plan, the Company granted stock-options, employee warrants (BSPCE) and warrants (BSA) under the 2016 Stock Option Plan, or 2016 Plan, which was adopted by the Company’s board of directors on May 13, 2016 and approved by its shareholders at a meeting held on June 1, 2016. The 2016 Plan was amended by the Company’s board of directors on June 27, 2016; the amendment removed any right of acceleration of the employee stock options in case of a liquidity event, like the IPO.

On June 1, 2016, our shareholders also approved a 1-for-8 reverse split of our outstanding shares. Under French law, the reverse share split became effective on June 18, 2016. Share-related disclosures, including nominal values, subscription prices per share, number of ordinary shares and preferred shares, and net earnings (loss) per share calculations, have been adjusted to reflect the 1-for-8 reverse share split up to June 18, 2016. The impact of the 1-for-8 reverse share split on the Company's share options, employee warrants (BSPCE) and warrants (BSA) was a change to the conversion rate, whereby holders of share options, employee warrants (BSPCE) and warrants (BSA) will exercise eight options or warrants for one of the Company's ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and warrants (BSA) has not changed due to the one-for-eight reverse share split. The exercise price for each option or warrant that has been granted has also not changed. The Company has rounded down for any fractional shares.

The following table illustrates the number of stock options and warrants outstanding and weighted-average exercise prices (“WAEP”) of stock options and warrants with an 8-for-1 conversion rate during the period (in thousands, except WAEP):

	Number of	Number of employee	Number of	WAEP per option/
	stock options	BSPCE warrants	BSA warrants	warrant
Balance at January 1, 2016	16,788	3,936	330	$0.82
Granted during the period	1,934	289	300	4.99
Forfeited during the period	(638)	(190)	-	1.42
Exercised during the period	(565)	(401)	(330)	0.43
Balance at September 30, 2016	17,520	3,634	300	$1.46
Balance at January 1, 2017	16,778	3,628	300	0.88
Granted during the period	-	-	-	-
Forfeited during the period	(278)	(81)	-	1.40
Exercised during the period	(3,092)	(1,395)	-	0.74
Balance at September 30, 2017	13,408	2,152	300	$1.05

Subsequent to June 30, 2016, the Company granted stock options, employee warrants (BSPCE) and warrants (BSA) on a 1-for-1 basis, whereby holders of these stock awards will exercise 1 option or warrant for 1 of the Company’s ordinary shares.

The following table illustrates the number of stock options and warrants outstanding and WAEP of stock options and warrants with a  1-for-1 conversion rate during the period (in thousands, except WAEP):

	Number of	Number of employee	Number of	WAEP per option/
	stock options	BSPCE warrants	BSA warrants	warrant
Balance at January 1, 2016	-	-	-	$-
Granted during the period	637	87	-	16.75
Exercised during the period	-	-	-	-
Forfeited during the period	(3)	-	-	16.23
Balance at September 30, 2016	634	87	-	$16.76
Balance at January 1, 2017	731	93	18	16.64
Granted during the period	202	39	32	29.84
Exercised during the period	(21)	(2)	—	17.18
Forfeited during the period	(35)	(8)	—	21.80
Balance at September 30, 2017	877	122	50	$21.50

The weighted-average remaining contractual life for stock options,  employee warrants (BSPCE) and warrants (BSA) outstanding as of September 30, 2017 was 7.5 years.

At September 30, 2017, there were a total number of stock options, employee warrants (BSPCE) and warrants (BSA) available for grant under the Company’s share pool reserve of 1,928,435, representing the same number of potential shares.

In general, vesting of share options and employee warrants (BSPCE and BSA) occurs over four years, with 25% on the one year anniversary of the grant and 1/16th on a quarterly basis thereafter. Options have a contractual life of ten years. Individuals must continue to provide services to the Group in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months. All expenses related to these plans have been recorded in the consolidated statements of operations in the same line items as the related employee’s cash-based compensation.

The Company estimated the following assumptions for the calculation of the fair value of the share options and warrants granted during the period:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Weighted average fair value of underlying shares	$16.75	$37.77	$15.78	$27.66
Weighted average expected volatility	43.0%	46.3%	42.0%	50.5%
Weighted average risk-free interest rate	0.84%	1.67%	0.70%	1.69%
Weighted average expected term (in years)	3.80	3.65	3.86	3.74
Dividend yield	0%	0%	0%	0%

(a)Stock options

As of September 30, 2017,  9,709,988  stock options exercisable for an aggregate of 1,309,589 ordinary shares, at a weighted average exercise price of $1.11 per option were outstanding.

The following table summarizes information about stock options outstanding at September 30, 2017 with an 8-for-1 conversion rate (in thousands, except per option price and per option fair value):

Date of board of
directors meeting	Exercise price	Number of stock	Number	Grant date fair
authorizing grant	per option	options outstanding	exercisable	value per option
June 11, 2010	$0.46	16	16	$0.06
February 16, 2011	$0.24	100	100	$0.10
June 29, 2011	$0.24	8	8	$0.10
April 25, 2012	$0.55	496	496	$0.03
April 30, 2012	$0.55	133	133	$0.03
September 21, 2012	$0.62	255	255	$0.03
February 1, 2013	$0.62	33	33	$0.02
June 12, 2013	$0.62	129	129	$0.02
December 17, 2013	$0.62	4,790	4,478	$0.02
April 24, 2014	$0.62	319	149	$0.44
October 24, 2014	$1.15	370	246	$0.44
December 18, 2014	$1.15	784	500	$0.44
February 6, 2015	$1.15	3,057	1,979	$0.44
April 24, 2015	$1.29	417	197	$0.44
July 23, 2015	$1.34	638	330	$0.45
October 20, 2015	$1.34	571	118	$0.45
February 4, 2016	$1.57	875	319	$0.51
April 15, 2016	$1.66	417	115	$0.58
		13,408	9,601

The following table summarizes information about stock options outstanding at September 30, 2017 with a 1-for-1 conversion rate (in thousands, except per option price and per option fair value):

Date of board of
directors meeting	Exercise price	Number of share	Number	Grant date fair
authorizing grant	per option	options outstanding	exercisable	value per option
July 8, 2016	$16.23	572	99	$5.42
August 24, 2016	$29.67	13	3	$11.47
November 3, 2016	$22.31	51	7	$8.59
December 2, 2016	$22.77	40	—	$8.04
February 3, 2017	$22.85	130	—	$9.47
May 3, 2017	$30.87	38	—	$11.39
July 28, 2017	$38.37	33	—	$13.47
		877	109

(b)Employee warrants (BSPCE)

As of September 30, 2017,  1,578,224 employee warrants (BSPCE) exercisable for an aggregate of 215,772 ordinary shares, at a weighted average exercise price of $1.15 per warrant was outstanding.

The following table summarizes information about employee warrants outstanding at September 30, 2017 with an 8-for-1 conversion rate (in thousands, except per warrant price and per warrant fair value):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
June 30, 2008	$0.29	102	102	$0.01
November 5, 2009	$0.38	138	138	$0.06
June 11, 2010	$0.46	92	92	$0.06
February 16, 2011	$0.46	105	105	$0.10
April 30, 2012	$0.55	120	120	$0.03
September 21, 2012	$0.62	180	180	$0.03
October 24, 2014	$1.15	360	248	$0.44
December 18, 2014	$1.15	559	374	$0.44
February 6, 2015	$1.15	3	2	$0.44
April 24, 2015	$1.29	219	116	$0.44
July 23, 2015	$1.34	14	4	$0.45
October 20, 2015	$1.34	10	4	$0.45
February 4, 2016	$1.57	48	15	$0.51
April 15, 2016	$1.66	202	58	$0.58
		2,152	1,558

The following table summarizes information about employee warrants outstanding at September 30, 2017 with a 1-for-1 conversion rate (in thousands, except per warrant price and per warrant fair value):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
July 8, 2016	$16.23	73	18	$5.42
August 24, 2016	$29.67	7	2	$11.47
November 3, 2016	$22.31	5	1	$8.59
February 3, 2017	$22.85	11	—	$9.47
May 3, 2017	$30.87	17	—	$11.39
July 28, 2017	$38.37	9	—	$13.47
		122	21

(c)Restricted Stock Units  (RSU)

For the first time, in the second quarter of 2017, the Company granted restricted stock units (“RSU”) to certain employees and officers under the 2016  Plan. Restricted stock units vest upon either a  performance-based or only a service-based criteria.

Performance-based RSU’s vest based on the satisfaction of specific non-market performance criteria and a four-year service period. At each vesting date, the holder of the award is issued shares of the Company’s ordinary shares. Compensation expense from these awards is equal to the fair market value of the Company’s ordinary shares on the date of grant and is recognized over the remaining service period based on the probable outcome of achievement of the financial metrics used in the specific grant's performance criteria. Management’s estimate of the number of shares expected to vest is based on the anticipated achievement of the specified non-market performance criteria. Performance-based restricted stock units are typically granted such that they vest upon the achievement of certain software subscription sales targets, during a specified one year performance period and the completion of a four year service period.

In general, service-based RSU’s vest over a four-year period, with 50% on the two year anniversary of the grant and equal quarterly installments thereafter.

In the second quarter of 2017, the Company granted a total of 279,381 performance-based restricted stock units, with a grant date fair value of $30.87 per RSU, to certain executive officers.

In the second quarter of 2017, the Company granted a total of 269,450 service-based restricted stock units, with a grant date fair value of $30.87 per RSU, to certain employees and executive officers.

In the third quarter of 2017, the Company granted a total of 24,450 service-based restricted stock units, with a grant date fair value of $38.37 per RSU, to certain employees and executive officers.

The weighted-average remaining contractual life for restricted stock units outstanding as of September 30, 2017 was 9.6 years.

	Service-based	Performance-based	Weighted-average grant
	RSUs	RSUs	date fair value

Unvested balance at January 1, 2017	—	—	$—
Granted during the period	294	279	31.19
Vested during the period	—	—	—
Forfeited during the period	(6)	—	30.87
Unvested balance at September 30, 2017	288	279	$31.19

(d)Warrants (BSA)

In the first quarter of 2016, the Company’s board of directors granted 300,000 warrants (BSA), with a 1-for-8 conversion rate representing 37,500 potential ordinary shares to a board member, with an exercise price of $1.56 and grant date fair value of $0.65 per warrant. The warrants (BSA) vest annually over a three-year period and at September 30, 2017, 200,000 warrants (BSA) are exercisable, with a 1-for-8 conversion rate representing 25,000 potential ordinary shares.

In the fourth quarter of 2016, the Company’s board of directors granted 17,632 warrants (BSA), with a 1-for-1 conversion rate, with an exercise price of $26.04 and grant date fair value of $9.72 per warrant. The warrants (BSA) vest quarterly over a one-year period and at September 30, 2017, 13,224 warrants (BSA) are exercisable.

In the first quarter of 2017, the Company’s board of directors granted 5,058 warrants (BSA), with a 1-for-1 conversion rate, with an exercise price of $22.99 and grant date fair value of $9.43 per warrant. The warrants (BSA) vest from the date of grant to the June 6, 2017 shareholder meeting. At September 30, 2017, all 5,058 warrants (BSA) are exercisable.

In the second quarter of 2017, the Company’s board of directors granted 22,320 warrants (BSA), with a 1-for-1 conversion, with an exercise price of $30.87 and grant date fair value of $11.46 per warrant. The warrants (BSA) vest quarterly over a one-year period and at September 30, 2017, 5,580 warrants (BSA) are exercisable.

In the third quarter of 2017, the Company’s board of directors granted 4,790 warrants (BSA), with a 1-for-1 conversion, with an exercise price of $38.37 and grant date fair value of $13.47 per warrant. The warrants (BSA) vest quarterly over a one-year period and at September 30, 2017, zero warrants (BSA) are exercisable.

(e)Restricted shares

The Company entered into agreements with certain current and former executives of the Company, which allowed the executives to purchase ordinary shares at the nominal price of €0.08. The shares are restricted in that the Company has the right to repurchase the shares back from the executives and cancel such shares during a vesting period in which the executives have service conditions to meet. At December 31, 2016 and September 30, 2017, the Company had 167,741 and 66,776 restricted shares outstanding, respectively. There were no grants of restricted shares during the nine month period ended September 30, 2017.

(f)Compensation expense

For the three and nine month periods ended September 30, 2016 and 2017, the Company recorded compensation expense as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Stock options	$559	$645	$1,126	$1,904
Employee warrants (BSPCE)	95	73	190	250
Restricted shares	275	288	825	823
Restricted stock units	—	723	—	1,472
BSA Warrants	10	182	80	334
Total stock-based compensation expense	$940	$1,911	$2,221	$4,783

Cost of revenue and operating expenses include employee share-based compensation expense as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Cost of revenue - subscriptions	$28	$133	$62	$226
Cost of revenue - professional services	35	81	67	133
Sales and marketing	308	668	697	1,694
Research and development	201	298	408	772
General and administrative	368	731	987	1,958
Total stock-based compensation expense	$940	$1,911	$2,221	$4,783

As of September 30, 2017, there was:

•

$7.1 million total unrecognized compensation expense related to unvested employee share options that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.4 years;

•

$1.1 million total unrecognized compensation expense related to unvested employee warrants (BSPCE) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.4 years;

•

$0.7 million total unrecognized compensation expense related to unvested restricted shares that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 1.3 year;

•

$0.4 million total unrecognized compensation expense related to warrants (BSA) that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 0.6 years; and,

•

$12.9 million total unrecognized compensation expense related to unvested restricted stock units that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 3.6 years.

10. Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of all shares outstanding during the period. Basic earnings (loss) per share have been computed, for all periods presented prior to June 18, 2016, to give effect to the 1-for-8 reverse share split of the Company’s ordinary shares as approved by the Talend S.A. General Meeting of shareholders on June 1, 2016 and effective as of June 18, 2016.

Diluted earnings (loss) per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the exercise of all dilutive share options,  employee warrants (BSPCE) and warrants (BSA). Potential ordinary shares are treated as dilutive when their conversion to ordinary shares would decrease net income per share or increase net loss per share from continuing operations. As the Company was in a loss position for the nine months ended September 30, 2016 and 2017, the diluted loss per share is equal to basic loss per share.

The net loss and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows (in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

Numerator (basic and diluted):
Net loss	$(6,374)	$(5,352)	$(19,701)	$(20,524)
Denominator (basic and diluted):
Weighted-average ordinary shares outstanding	21,206	29,035	9,725	28,870

Basic and diluted net loss per share	$(0.30)	$(0.18)	$(2.03)	$(0.71)

11. Borrowings

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31,	As of September 30,
	2016	2017

BPI France	143	10
Other	6	7
Total	$149	$17

Current borrowings	$143	$10
Non-current borrowings	$6	$7

12. Financial instruments

When measuring the fair value of an asset or a liability, the Group uses observable market data to the extent possible.  IFRS 13, Fair Value Measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities.

•	Level 2: inputs other than quoted prices in active markets, that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs that are not based on observable market data.

The fair value measurement level within the fair value hierarchy for a particular asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial instruments not measured at fair value on the Group’s consolidated statement of financial position, but which require disclosure of their fair values include: cash and cash equivalents, trade receivables and certain other receivables, deposits, trade and other payables and borrowings.

For cash and cash equivalents, trade receivables and certain other receivables, trade and other payables, their fair value is deemed to approximate their carrying amount due to the short term nature of these balances.

For deposits, as they are not significant, the difference between their fair value and their carrying amount is not deemed significant.

For borrowings, their fair value was categorized as Level 2 and was estimated based on a discounted cash flow method using a market interest rate for similar borrowings.

There has been no transfer between levels of the fair value hierarchy during the nine month period ended September 30, 2016 or 2017.

13. Commitments and contingencies

The commitments and contingencies that existed at December 31, 2016, concerning the operating lease arrangements and legal proceeding that arise in the ordinary course of business have not changed significantly during the nine months ended September 30, 2017.

14. Related party transactions

In the first quarter of 2016, the Company granted 300,000 warrants (BSA), with a 1-for-8 conversion rate representing 37,500 warrants to a director with an exercise price of $1.56 per warrant, exercisable into 37,500 ordinary shares.

In the fourth quarter of 2016, the Company granted 17,632 warrants (BSA), with a 1-for-1 conversion rate, to a director with an exercise price of $26.04.

In the first quarter of 2017, the Company granted 5,058 warrants (BSA), with a 1-for-1 conversion rate, to a director with an exercise price of $22.99.

In the second quarter of 2017, the Company granted 22,320 warrants (BSA), with a 1-for-1 conversion rate, to directors with an exercise price of $30.87.

In the third quarter of 2017, the Company granted 4,790 warrants (BSA), with a 1-for-1 conversion rate, to a director with an exercise price of $38.37.

15. Group information

At  September 30, 2017, the Company’s subsidiaries, all of which are wholly-owned, are as follows:

Country of
Name	Incorporation

Talend, Inc.	United States of America
Talend USA, Inc.	United States of America
Talend Limited	United Kingdom
Talend Beijing Co. Ltd.	China
Talend KK	Japan
Talend Limited (Ireland)	Ireland
Talend GmbH Switzerland	Switzerland
Talend GmbH Germany	Germany
Talend Limited (Canada)	Canada
Talend Australia Pty	Australia
Talend Singapore Pte. Ltd.	Singapore
Talend Netherlands BV	Netherlands
Talend Italy S.R.L.	Italy
Talend Sweden AB	Sweden
Talend Spain, SL	Spain
Talend Data Integration Services Private Limited	India

16. Subsequent events

On November 8, 2017, Talend S.A., acquired all of the outstanding shares of Restlet SAS, a cloud-based API design and testing platform for a purchase price of $10.1 million. Restlet uses the cloud to provide powerful API design, documentation, testing and hosting capabilities to developers.

The Group evaluated all other subsequent events that occurred after September 30, 2017 through the date of issuance of the unaudited condensed consolidated financial statements and determined that there are no other significant events that require adjustments or disclosure.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “may”, “believe”, “expect”, “anticipate”, “estimate”, “predict”, “intend”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could”, “should”, “contemplate” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•

Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate and maintain positive cash flow and ability to achieve and maintain profitability;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;
•	Our ability to increase the number of new subscription customers, particularly large enterprise customers;
•	Our ability to renew and extend existing customer deployments;
•	Our ability to optimize the pricing for our subscription offerings;
•	The growth in the usage of the Talend Data Fabric framework;
•	Our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;
•	Our ability to provide superior subscription offerings and professional services;
•	Our ability to successfully expand in our existing markets and into new domestic and international markets;
•	Our ability to effectively manage our growth and future expenses;
•	Our ability to maintain, protect and enhance our intellectual property;
•

General economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•

Anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies, industry pricing and competitors’ offerings;

•	Our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;
•	The attraction and retention of qualified employees and key personnel, particularly with respect to our sales and marketing team;
•	The potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;
•	Developments relating to our competitors and our industry; and
•	Other risks and uncertainties, including those listed under the caption “Risk Factors”.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this quarterly report. You should read thoroughly this quarterly report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect.

We qualify all of our forward-looking statements by these cautionary statements. Other sections of this quarterly report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, statements that ‘‘we believe’’ and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this quarterly report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this quarterly report and our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017. The following discussion contains forward-looking statements, including, without limitation, our expectations and statements regarding our outlook and future revenue, expenses, results of operations, liquidity, plans, strategies and objectives of management and any assumptions underlying any of the foregoing. Our actual results could differ materially from those discussed in the forward-looking statements. Our forward-looking statements and factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Our mission is to enable every organization to harness the power of their data. Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes.  Our customers rely on our software to better understand their customers, improve customer service, detect fraud, and predict equipment maintenance needs.

Our employee base has grown from 524 employees as of December 31, 2015 to 679 employees as of December 31, 2016, and to 816 employees as of September 30, 2017. We plan to continue to expand our non-U.S. presence to address the needs of our global customers as well as to acquire customers in new geographies, and to invest in sales training to continue to attract and retain large enterprise customers. We also plan to continue to invest in new product development.

Our open source approach is a key component of our go-to-market strategy. We have been able to rapidly expand awareness and usage of our products through our free open source versions. This enables developers and users to download and try the free version of our products, creating sales leads for our more feature-rich commercial solutions. Users of our open source products often catalyze adoption of our commercial solutions by their organizations, primarily to benefit from enterprise-grade features that include the scaling out of our offering to a larger set of users, among others. Following an initial deployment of our paid subscription products, organizations often purchase more subscriptions or expand usage to additional products from our fully integrated suite after realizing the benefits of additional features or scale. We sell our product offerings as subscriptions based primarily on the number of users of our platform.

We generate the majority of our revenue from subscriptions of our commercial solutions. We primarily sell annual contracts billed in advance.  Our subscription offering includes enterprise-grade features and capabilities to scale our solutions across production environments and customer infrastructures. These product features and capabilities include scheduling, management and monitoring of data integration flows, collaboration across a team of users, and technical support. We also provide professional services to implement our solutions. Our subscription revenue represents a significant portion of our revenue, growing from 79% of our total revenue in the year ended December 31, 2014 to 84%  for the year ended December 31, 2016 and 85% for the nine month period ended September 30, 2017.

For the quarter ended September 30, 2017, our total revenue was $38.4 million, including $32.9 million of subscription revenue, an increase of 40% year-over-year. For the nine month period ended September 30, 2017, we experienced a net loss of $20.5 million, net cash used in operating activities of $0.9 million and negative free cash flow of $2.5 million, as we invested in growing our business.

Key Factors Affecting Our Performance

Expansion within Existing Customers.    Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with these customers over time. We have designed our products for ease-of-use and with strong integrations between products to encourage broad adoption within organizations. Customers regularly expand the use of our software within their organizations by adding users or purchasing additional products within the Talend Data Fabric, such as Talend Application Integration or Talend Master Data Management. As customers gain awareness of our solutions and as their data integration requirements evolve, they may recognize additional use cases for our software and expand their use of our solutions accordingly, and our growth strategy is dependent on our ability to demonstrate the value of these additional products for our customers. We believe this provides us with substantial operating leverage because the costs of additional sales within existing customers are significantly less than costs of sales to new customers. Our future revenue growth and profitability rely on customers continuing to expand user and product adoption within their organizations.

Adoption of Big Data Technologies.    We believe our big data integration capabilities are a key competitive differentiator and driver of new customer adoptions. We expect that as organizations adopt and scale out deployments of Hadoop and related technologies they will continue to use Talend to facilitate the integration of these big data technologies within their IT environments. We believe this to be a catalyst for adoption of our Talend Big Data Integration product. We also believe the adoption and usage of Talend Big Data Integration generally drives demand for other Talend Data Fabric products. For example, over time some of our Talend Big Data Integration customers have adopted Talend Master Data Management as they integrate disparate systems with Hadoop and thereby drive more subscription revenue for Talend. The continued adoption of big data technologies, and our ability to differentiate between our product offerings and those of our competitors, in both functionality and pricing, is critical to our continued revenue growth. Our growth strategy is dependent upon increasing sales of our solution to large enterprise customers, and we will need to drive adoption of big data technologies generally, and our product offerings in particular, among these customers.

Average Subscription Contract Duration.    We primarily sell annual contracts, although we have some contracts that extend for multiple years. The average contract duration impacts our cash flows because we bill and collect payment for the full term in advance. For the twelve-month periods ending December 31, 2015 and 2016, new subscription sales had an average pre-billed duration of 1.4 years and 1.3 years, respectively. Prior to 2014, we incentivized our sales force to pursue multi-year contracts paid in advance, which generally carry larger discounts on average relative to annual contracts. We changed our sales strategy in 2014 to focus to a greater degree on annual contracts as our business began to demonstrate greater operating leverage. As a result, our average contract term has shortened and we generate a smaller proportion of our deferred revenue as long-term. This sales strategy eliminates the discount generally required for multi-year subscription pre-payments. Although this results in lower subscription billings relative to multi-year pre-payments in a given period, it increases the annualized value of our subscriptions. Going forward, we intend to continue to enter into multi-year contracts with annual payment schedules.

Open Source Strategy.    Our open source strategy consists of providing free open source versions of our products, fostering a community of users and developers, and selling commercial versions of our solutions. This strategy creates awareness and generates leads within organizations that may purchase a commercial version of our products and thereby generates subscription revenue. It reduces the time required for our sales force to educate potential leads about our solutions, increasing their efficiency and shortening the sales process. It is easier and less expensive to sell to leads that are familiar with our product offering through self-selection, freeing up our sales team to focus on the benefits of our commercial offering, rather than starting at a basic introduction. Moreover, our open source developer community helps lower our research and development costs by contributing components and connectors, testing beta versions of our products, identifying enhancements, and providing free advice to other community members. To evaluate our open source strategy, we periodically review data points such as the volume of downloads of our open source products, the number of open source users that are members of our open source community and the approximate number of leads that are generated from users of our open source products. Given that our open source users register with us voluntarily, we do not use a conversion rate to evaluate our strategy. We believe the continued adoption of open source software by organizations as well as the vitality of our open source community is a critical part of our performance.

Investment in Sales and Marketing.    We continue to focus on long-term growth and expect to continue to invest aggressively in sales and marketing to grow our customer base and expand within existing customers. We also expect to increase investments in sales and marketing in markets outside of France and the United States. As we continue to focus on new customer acquisition, we will need to devote additional time and effort to the new customer sales cycle, which requires more time, education and effort than expanding our relationship with existing customers. Any investments that we make in sales and marketing will occur in advance of our experiencing benefits from such investments, as new sales hires take time to fully ramp. The success of these efforts will also be affected by our ability to hire and retain sales personnel, and attrition of these employees may slow our efforts. As a result, it may be difficult for us to determine if we are efficiently allocating our resources in these areas. In addition, new customer bookings, particularly among large enterprise customers, is key to our growth strategy. Sales to large enterprise customers have reflected larger deal sizes and have been one of the principal drivers of our revenue growth. However, sales to large enterprise customers involve risks that may not be present with sales to smaller customers, including increased competition from companies that traditionally target larger enterprise customers and a  longer sales cycle. These factors result in less visibility and create difficulties in assessing deal cyclicality for these customers.

In addition to increasing and strengthening the quality of our sales force, we plan to invest in marketing strategies that emphasize the continued adoption of cloud and big data technologies and drive existing customer demand for Talend Master Data Management.

Foreign Currency Exchange Risk.    A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Because our reporting currency is the U.S. dollar, the impact of foreign currency exchange on our business is primarily material to our financial reporting, and less to the ongoing operations of our business, as our cash inflows generally cover our expenses in a given currency, creating a partial hedge. We believe that as the portion of U.S. business increases relative to our global business, the impact of foreign currency exchange on our financial reporting will be reduced. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Key Business Metrics

We review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key business metrics include the following:

Subscription Revenue Growth Rate

Subscription revenue is primarily derived from the sale of subscription-based license agreements to our customers. The growth of our subscription revenue reflects our ability to renew subscriptions with our existing customers, expand the sales of existing and new products within our existing customer base and sell our products to new customers. We believe subscription revenue growth is an important performance metric because it reflects the adoption of our software.

Due to the significant portion of our customers who are invoiced in non-U.S. Dollar denominated currencies, we also calculate our subscription revenue growth rate on a constant currency basis, thereby removing the effect of currency fluctuation on our results of operations.

The table below shows our subscription revenue growth rate on both an actual and constant currency basis for the past five quarters, calculated against the corresponding quarter in the prior year. We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period.

	September 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	September 30, 2017
Actual FX rates	41%	43%	43%	43%	44%
Constant Currency	44%	48%	47%	46%	41%

Number of Customers Above a Certain Subscription Revenue Threshold

We believe our ability to increase the number of customers above a certain subscription revenue threshold over time is an indicator of our ability to penetrate large enterprise customers. Increasingly, our quarterly growth is driven by large enterprise customer acquisition. We track our performance in this area by measuring the number of customers which generates an annualized subscription revenue of $0.1 million or above, calculated by multiplying the total subscription revenue from a customer in the given quarter by four.

As we continue to expand the sales of existing and new products within our existing customer base, we expect more of our existing customers will cross the $0.1 million threshold. However, this may be offset if we do not successfully renew subscriptions with our existing customers.

The following table summarizes on a quarterly basis the number of customers above $0.1 million of annualized subscription revenue for the past five quarters.

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,
	2016	2016	2017	2017	2017
Customers count	211	224	260	291	335

Dollar-Based Net Expansion Rate

Our ability to generate and increase revenue is dependent on our ability to maintain and grow our relationships with our existing customers. We believe our ability to retain customers and expand their subscription revenue over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. We track our performance in this area by measuring our dollar-based net expansion rate. Our dollar-based net expansion rate increases when customers expand their number of subscribed users or use additional Talend Data Fabric components.  Our dollar-based net expansion rate is reduced when customers reduce their number of subscribed users, use fewer Talend Data Fabric components, or cease to be customers.

We calculate our dollar-based net expansion rate by dividing our recurring customer revenue by our base revenue.  We define base revenue as the subscription revenue we recognized from all customers during the four quarters ended one year prior to the date of measurement. We define our recurring customer revenue as the subscription revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including revenue resulting from additional sales to those customers. This analysis excludes revenue derived from our OEM sales. We expect our dollar-based net expansion rate to potentially decline as we scale our business.

The following table summarizes our quarterly dollar-based net expansion rate for the past five quarters on both an actual and constant currency basis.

Dollar-based net	September 30,	December 31,	March 31,	June 30,	September 30,
expansion rate	2016	2016	2017	2017	2017
Actual FX rates	119%	123%	123%	121%	121%
Constant Currency	121%	125%	125%	125%	123%

Free Cash Flow

To provide investors with additional information regarding our financial results, we have used free cash flow, a financial measure not calculated in accordance with IFRS. We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. We have included free cash flow herein because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. We believe that free cash flow provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Although free cash flow measures are frequently used by investors and securities analysts in their evaluation of companies, free cash flow measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our cash flows as reported under IFRS. Free cash flow as defined by us may not be comparable to similar measures used by other companies. The table below shows our free cash flow for the three and nine months ended September 30, 2016 and 2017,  and a reconciliation to the most directly comparable IFRS measure for such period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands)		(in thousands)
Net cash from (used in) operating activities	$332	$(2,721)	$926	$(861)
Less: Acquisition of property & equipment	206	676	1,128	1,674
Free Cash Flow	$126	$(3,397)	$(202)	$(2,535)

Key Components of Results of Operations

Revenue

We primarily derive our revenue from the sale of subscriptions and professional services engagements.

Subscription revenue.  Subscription revenue consists of fees earned from arrangements to provide customers with the right to use our commercial software either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment. Our subscriptions include unspecified future updates, upgrades and enhancements, and technical product support. Subscription fees are based primarily on the number of users of our software and to a lesser extent the processing power required to operate the software. Our subscription-based arrangements generally have a minimum contractual term of one year and are invoiced in advance for the full subscription term. Subscription fees are generally non-refundable regardless of the actual use of the service. We recognize subscription revenue ratably over the term of the contract, commencing with the date the service is made available to the customers and all other revenue recognition criteria are met. We also include in our subscription revenue, fees earned from licensing arrangements with OEM customers. OEM customers bundle our products within their own product offering and pay us a license fee for this right.

Professional services revenue.  Professional services revenue consists of fees earned for consulting engagements related to the deployment and configuration of our product offering, training customers, and associated expenses. These engagements are generally provided by our own team of specialized consultants or by third-party consultants to whom we contract on a periodic basis. Consulting engagements consist of time-based arrangements for which the revenue is recognized using a time and material basis. Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as delivered. We expect our professional services revenue will grow at a slower rate than our subscription revenue as we work with more systems integrators, who assist our customers with the implementation of our solutions.

Cost of Revenue

Cost of subscription revenue.  Cost of subscription revenue consists primarily of employee-related costs, including salaries and bonuses, share-based payment expense and employee benefit costs associated with our customer support organization. It also includes expenses related to hosting and operating our cloud infrastructure, license of third-party intellectual property, and related overhead. We use a third-party cloud platform provider to provide our cloud solution.  We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of subscription revenue and operating expense categories.

We intend to continue to invest additional resources in our cloud-based offering and services. We expect that the cost of hosting fees to provide our cloud-based offering will increase over time as we sell more of our cloud integration products. The timing of these expenses will affect our cost of subscription revenue in the affected periods.

Cost of professional services revenue.  Cost of professional services revenue consists primarily of personnel costs for employees including salaries and bonuses, share-based payment expense and employee benefit costs, and fees to external consultants associated with our professional service contracts, travel costs and allocated shared costs. We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in the cost of professional services revenue and operating expense categories.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that our gross margin may fluctuate from period to period as a result of changes in the mix of our subscription and professional services revenue. Over time, we expect revenue from our cloud integration business to grow as a percentage of our total revenue. As a result, the cost of hosting fees to third-party cloud infrastructure providers, as a percentage of revenue will increase, which may affect our gross margin.

Operating Expenses

Our operating expenses are classified as sales and marketing, research and development and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs, and contractor costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.

Sales and marketing.  Sales and marketing expenses consist primarily of salaries, sales commissions, and related expenses, including share-based payment expense, for our sales and marketing employees, marketing programs and related overhead. Our sales and marketing employees include quota carrying headcount, sales administration, sales engineering, marketing and management. Marketing programs consist of advertising, promotional events, corporate communications, brand building, and product marketing activities such as online lead generation and developing sales strategies that emphasize particular products or services.

We plan to continue to invest in sales and marketing by expanding our global promotional activities, building brand awareness, attracting new customers, and sponsoring additional marketing events. The timing of these events, such as our annual sales kickoff, will affect our sales and marketing costs in a particular quarter. We also plan to invest in training and retention of our sales team.

Research and development.  Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contractor software development costs, and related overhead, less any research and development subsidies. We continue to focus our research and development efforts on building new products, adding new features and services, increasing functionality, and enhancing our integration cloud infrastructure.

We expect that, in the future, research and development expenses will increase as we invest in building the necessary employee and system infrastructure required to enhance existing, and support development of new, technologies and the integration of acquired businesses and technologies.

General and administrative.  General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and management information systems personnel, as well as external legal, accounting and other, professional fees, other corporate expenses, and related overhead.

We have incurred, and will continue to incur additional expenses associated with being a publicly traded company, including higher legal, corporate insurance, and accounting costs as well as costs of achieving and maintaining compliance with other public company regulations. We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee related costs and professional fees related to the growth of our business.

Results of Operations

The following table sets forth our results of operations for the periods indicated.  The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods or for the fiscal year.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands)		(in thousands)
Consolidated statements of operations
Revenue
Subscriptions	$22,929	$32,915	$63,448	$90,734
Professional services	4,462	5,483	12,080	16,342
Total revenue	27,391	38,398	75,528	107,076
Cost of revenue (1)
Subscriptions	3,061	3,979	8,620	11,609
Professional services	3,473	4,293	9,601	12,795
Total cost of revenue	6,534	8,272	18,221	24,404
Gross profit	20,857	30,126	57,307	82,672
Operating expenses (1)
Sales and marketing	17,130	20,778	48,952	61,332
Research and development	5,022	6,534	14,188	18,637
General and administrative	4,861	7,295	13,801	20,735
Total operating expenses	27,013	34,607	76,941	100,704
Loss from operations	(6,156)	(4,481)	(19,635)	(18,032)
Finance income	249	96	1,108	207
Finance expense	(463)	(927)	(1,088)	(2,607)
Loss before income tax (expense) benefit	(6,370)	(5,312)	(19,614)	(20,432)
Income tax (expense) benefit	(4)	(40)	(87)	(92)
Net loss for the period	$(6,374)	$(5,352)	$(19,701)	$(20,524)

(1)	Amounts include share-based payment and amortization of acquired intangibles expense, as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands)		(in thousands)
Cost of revenue - subscriptions	$28	$133	$62	$226
Cost of revenue - professional services	35	80	67	133
Sales and marketing	308	668	697	1,694
Research and development	236	335	510	874
General and administrative	414	780	1,127	2,095
Total share-based payment and amortization of acquired intangibles expense	$1,021	$1,996	$2,463	$5,022

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Revenue
Subscriptions	84%	86%	84%	85%
Professional services	16%	14%	16%	15%
Total revenue	100%	100%	100%	100%
Total cost of revenue	24%	22%	24%	23%
Gross profit	76%	78%	76%	77%
Operating expenses
Sales and marketing	63%	54%	65%	57%
Research and development	18%	17%	19%	17%
General and administrative	18%	19%	18%	19%
Total operating expenses	99%	90%	102%	93%
Loss from operations	(23%)	(12%)	(26%)	(16%)
Finance income	1%	0%	1%	0%
Finance expense	(2%)	(2%)	(1%)	(2%)
Loss before income tax (expense) benefit	(24%)	(14%)	(26%)	(18%)
Income tax (expense) benefit	(0%)	(0%)	(0%)	(0%)
Net loss for the period	(24%)	(14%)	(26%)	(18%)

Three and Nine Months Ended September 30, 2016 and 2017

Revenue

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016	2017	$ Change	% Change	2016	2017	$ Change	% Change
	(in thousands)				(in thousands)
Subscriptions	$22,929	$32,915	$9,986	44%	$63,448	$90,734	$27,286	43%
Professional services	4,462	5,483	1,021	23%	12,080	16,342	4,262	35%
Total revenue	$27,391	$38,398	$11,007	40%	$75,528	$107,076	$31,548	42%

Total revenue increased $11.0 million, or 40%, for the three months ended September 30, 2017 compared to the three months ended September 30, 2016. Growth in total revenue was attributable to increased demand for our products from both new and existing customers and was primarily due to increased sales of subscriptions.

Subscription revenue increased $10.0million, or 44%, for the three months ended September 30, 2017 compared to the three months ended September 30, 2016. The increase in subscription revenue was primarily attributable to strong demand for our big data and cloud offerings, which both grew by over 90% relative to the three months ended September 30, 2016. However, we may not sustain this growth in future quarters.

Professional services revenue increased $1.0 million, or 23%, for the three months ended September 30, 2017 compared to the corresponding period in 2016. The increase was primarily due to demand for implementation services for new customers.

Total revenue increased $31.5 million, or 42%, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. Growth in total revenue was attributable to increased demand for our products from both new and existing customers, and was primarily due to increased sales of subscriptions.

Subscription revenue increased $27.3 million, or 43%, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. The increase in subscription revenue was primarily attributable to regional expansion in Americas and Asia Pacific.

Professional services revenue increased $4.3 million, or 35%, for the nine months ended September 30, 2017 compared to the corresponding period in 2016. The increase was primarily due to demand for implementation services for new customers. However, we may not sustain this growth in future quarters.

Subscription revenue by geography were as follows for the three and nine months ended September 30, 2016 and 2017:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016	2017	$ Change	% Change	2016	2017	$ Change	% Change
	(in thousands)				(in thousands)
Americas	$10,909	$15,808	$4,899	45%	$29,978	$44,349	$14,371	48%
EMEA	11,244	15,549	4,305	38%	31,508	42,485	10,977	35%
Asia Pacific	775	1,558	783	101%	1,962	3,900	1,938	99%
Total subscription revenue	$22,929	$32,915	$9,986	44%	$63,448	$90,734	$27,286	43%

Cost of Revenue

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016	2017	$ Change	% Change	2016	2017	$ Change	% Change
	(in thousands)				(in thousands)
Cost of subscription	$3,061	$3,979	$918	30%	$8,620	$11,609	$2,989	35%
Cost of professional services	3,473	4,293	820	24%	9,601	12,795	3,194	33%
Total cost of revenue	$6,534	$8,272	$1,738	27%	$18,221	$24,404	$6,183	34%
Gross Profit	$20,857	$30,126	$9,269	44%	$57,307	$82,672	$25,365	44%
Gross Margin	76%	78%			76%	77%

Total cost of revenue for the three months and nine months ended September 30, 2017 increased $1.7 million, or 27%, and $6.2 million, or 34%, respectively, compared to the corresponding periods in 2016. The increase in total cost of revenues was almost evenly driven by an increase in the cost of subscription revenue of $0.9 million, or 30%, for the three months ended September 30, 2017, and $3 million, or 35%, for the nine months ended September 30, 2017, and an increase in the cost of professional services revenue of $0.8 million, or 24%, for the three months ended September 30, 2017, and $3.2 million, or 33%, for the nine months ended September 30, 2017.

Cost of subscription revenue for the three months and nine months ended September 30, 2017 increased by $0.9 million, or 30%, and $3 million, or 35%, respectively, compared to the corresponding periods in 2016, driven by increased headcount to meet higher demand for support to our customers. Between September 30, 2016 and September 30, 2017, our support team headcount increased by 32% to 87 employees, resulting in increased employee compensation and related expenses of $0.9 million for the three months ended September 30, 2017, and $2.5 million for the nine months ended September 30, 2017, compared to the corresponding periods in 2016.

Cost of professional services revenue for the three months and nine months ended September 30, 2017 increased by $0.8 million, or 24%, and $3.2 million, or 33%, respectively, compared to the corresponding periods in 2016, as we increased both our headcount and our use of contractors to support the professional services demand. Between September 30, 2016 and September 30, 2017, our professional services headcount increased by 35% to 81 employees, resulting in increased employee compensation and related expenses of $0.9 million for the three months ended September 30, 2017, and $2.2 millions for the nine months ended September 30, 2017. Contractor expenses decreased by $0.1 million for the three months ended September 30, 2017, and increased by $0.6 million for the nine months ended September 30, 2017, compared to the corresponding periods in 2016.

Sales and Marketing

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016	2017	$ Change	% Change	2016	2017	$ Change	% Change
	(in thousands)				(in thousands)
Sales and Marketing	$17,130	$20,778	$3,648	21%	$48,952	$61,332	$12,380	25%

Sales and marketing expenses for the three months and nine months ended September 30, 2017 increased $3.6 million, or 21%, and $12.4 million, or 25%, respectively, compared to the corresponding periods in 2016. The increase was primarily the result of higher personnel expenses due to increased headcount, which was partially offset by attrition, particularly in certain regioins such as EMEA. Employee compensation and related expenses increased by $2.4 million for the three months ended September 30, 2017, and by $8.3 million for the nine months ended September 30, 2017, compared to the corresponding periods in 2016. Between September 30, 2016 and September 30, 2017, our sales and marketing headcount increased by 28% to 334 employees. In addition, marketing programs expenses increased by $0.7 million for the three months ended September 30, 2017, and $1.6 million for the nine months ended September 30, 2017, compared to the corresponding periods in 2016.

We expect that our sales and marketing expenses will continue to grow in absolute dollars as we continue to invest in our international expansion, identify and retain top talent, and engage in global promotional activities to strengthen our brand awareness.

Research and Development

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016	2017	$ Change	% Change	2016	2017	$ Change	% Change
	(in thousands)				(in thousands)
Research and Development	$5,022	$6,534	$1,512	30%	$14,188	$18,637	$4,449	31%

Research and development expenses increased $1.5 million, or 30%, for the three months ended September 30, 2017, and $4.4 million, or 31%, for the nine months ended September 30, 2017, compared to the corresponding periods in 2016. The increase was primarily attributable to an increase in employee compensation and related expenses of $1.4 million for the three months ended September 30, 2017, and of $4.0 million for the nine months ended September 30, 2017, related to our increased headcount, especially in France. Between September 30, 2016 and September 30, 2017, our research and development headcount increased by 20% to 216 employees.

We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional employees and technology to support the development and improvement of our products.

General and Administrative

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016	2017	$ Change	% Change	2016	2017	$ Change	% Change
	(in thousands)				(in thousands)
General and Administrative	$4,861	$7,295	$2,434	50%	$13,801	$20,735	$6,934	50%

General and administrative expenses increased $2.4 million, or 50%, for the three months ended September 30, 2017, and $6.9 million, or 50%, for the nine months ended September 30, 2017, compared to the corresponding periods in 2016. The increase for the three months ended September 30, 2017 was largely attributable to an increase in professional and outside services of $0.9 million, of which $0.3 million were non-recurring expenses related to our filing of a registration statement on Form F-3. The increase for the nine months ended September 30, 2017 was mainly due to an increase in professional and outside services of $3.0 million, of which $1.0 million were non-recurring expenses related to our follow-on offering in March 2017 and our filing of a registration statement on Form F-3 in September 2017. Between September 30, 2016 and September 30, 2017, our general and administrative headcount increased by 20% to 98 employees as we added personnel to support our growth and the ongoing requirements of being a publicly-

listed company. Employee compensation and related expenses increased $1.2 million for the three months ended September 30, 2017, and $3.2 million for the nine months ended September 30, 2017, compared to the corresponding periods in 2016.

We expect general and administrative expenses will continue to increase in absolute dollars as we invest in our infrastructure, incur additional compliance costs related to being a public company, and support our global expansion.

Liquidity and Capital Resources

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands)
Cash from (used in) operating activities	$332	$(2,721)	$926	$(861)
Cash (used in) investing activities	(206)	(676)	(1,128)	(1,674)
Cash from financing activities	81,510	1,581	82,896	3,568
Net increase (decrease) in cash and cash equivalents	$81,636	$(1,816)	$82,694	$1,033

Through September 30, 2017, we have financed our operations primarily through cash received from customers for subscriptions of our software and professional services, as well as equity financing. As of September 30, 2017, we had $94.6 million of cash and cash equivalents. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support our operating expenses. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Operating Activities

During the nine month period ended September 30, 2017, operating activities used $0.9 million in cash as a result of a net loss of $20.5 million, adjusted by non-cash charges of $8.4 million and offset by a $11.2 million positive impact from changes in operating assets and liabilities. The final amount for our operating assets liabilities was primarily the result of $8.5 million increase in deferred revenue as a result of increased sales of subscriptions and a $1.4 million increase in other assets. In addition, there was a $4.2 million decrease in trade and other receivables in the nine month period ended September 30, 2017 due to lower collections compared to collections of seasonally strong orders from the quarter ended December 31, 2016.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2017 was $1.7 million. Investing activities consist primarily of capital expenditures to purchase furniture and equipment to support additional office space as well as miscellaneous information technology equipment for our employees.

Financing Activities

Cash from financing activities for the nine month period ended September 30, 2017 was $3.6 million. Cash flow from financing activities for the nine month period ended September 30, 2017 was driven by $3.7 million of proceeds from the exercise of employee stock awards.

Square 1 Bank Loan and Security Agreement.

In the first quarter of 2017, we terminated the line of credit with Square 1 Bank pursuant to the Loan and Security Agreement dated as of May 29, 2015, and as amended on March 7, 2016.

Initial Public Offering.

In August 2016, we completed our initial public offering (“IPO”) in which we issued and sold 5.7 million ordinary shares, including 456,852 additional ordinary shares purchased by the underwriters, at a public offering price of $18.00 per share. We received net proceeds of $91.3 million after deducting underwriting discounts and commissions of $7.2 million and other offering expenses paid of $4.2 million. We are using the net proceeds we received from the IPO primarily for general corporate purposes, including working capital, research and development activities, sales and marketing activities, general and administrative matters and capital expenditures, as well as to pay the outstanding balance, accrued interest and prepayment fees under our credit facility. We also may use a portion of the net proceeds from the IPO to make complementary acquisitions or investments.

Contractual Obligations and Commitments

There have been no significant changes to our contractual obligations and commitments during the nine month period ended September 30, 2017 compared to the contractual obligations disclosed in the  Annual Report on Form 20-F filed with the SEC on March 7, 2017.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this quarterly report and the Annual Report on Form 20-F filed with the SEC on March 7, 2017. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the ADSs could decline. This quarterly report also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this quarterly report.

Risks Related to Our Business and Industry

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products over the last few years. You should not consider our revenue growth in recent periods as indicative of our future performance. While we have recently experienced significant revenue growth, we may not achieve similar revenue growth in future periods.  Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our employee base has grown from 524 employees as of December 31, 2015 to 679 employees as of December 31, 2016 to 816 employees as of September 30, 2017. The growth and expansion of our business and product offerings places a continuous significant strain on our management, operational, and financial resources. As we have grown, we have managed more complex deployments of our subscriptions with large enterprise customers, and our growth strategy is dependent upon increased sales to these large enterprise customers. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our ability to manage headcount, capital and processes in an efficient manner to manage our growth to date and any future growth effectively.

We may not be able to scale improvements successfully to our product offering or implement our other systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. In addition, our existing systems, processes and controls may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could disrupt existing customer relationships, cause us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs. Our failure to improve our systems, processes and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses and earnings accurately, or to prevent certain losses. For example, we are implementing certain new enterprise management systems and any failure to implement these systems may disrupt our operations and our operating expenses could increase. Additionally, our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers’ satisfaction with our products and services and harm our results of operations.

If we are unable to increase sales of our solution to new customers and sell additional products to our existing customers, our future revenue and results of operations will be harmed.

Our future success depends, in part, on our ability to sell our subscriptions to new customers, particularly large enterprise customers, and to expand the deployment of our platform with existing customers by selling additional subscriptions. This may require increasingly sophisticated and costly sales efforts to differentiate our offerings from those of our competitors that may not result in additional sales. In addition, the rate at which our customers purchase additional subscriptions depends on a number of factors, including the perceived need for additional data integration products, evolving sales strategies as well as general economic conditions. Even if we are able to convince a potential customer of the benefits of big data integration capabilities, they may choose to adopt our competitors’ offerings instead.  If our efforts to sell additional subscriptions to our customers are not successful, our business may suffer.

If we are not successful in executing our strategy to increase sales of our solution to new and existing large enterprise customers, our operating results may suffer.

Our growth strategy is dependent in large part upon increasing sales of our solution to new and existing large enterprise customers, particularly when such sales result in large orders for our solution. Sales to these large enterprise customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers, which can act as a disincentive to our sales team to pursue these larger customers. These risks include:

•	Competition from companies that traditionally target larger enterprises and that may have pre-existing relationships or purchase commitments from such customers;
•	Increased purchasing power and leverage held by large enterprise customers in negotiating contractual arrangements with us;
•	More stringent requirements in our support services, including demand for quicker support response times and penalties for any failure to meet support requirements; and
•	Longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Although we rely on our channel partners for a portion of our sales, our sales representatives typically engage in direct interaction with our prospective customers as well as our distributors and resellers. We typically provide evaluation products to these customers and may spend substantial time, effort and money in our sales efforts to these prospective customers. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. If we fail to realize an expected sale from a large customer in a particular quarter or at all, our business and operating results could be adversely affected. All of these factors can add further risk to business conducted with these customers.

Our sales cycle can be long and unpredictable, particularly with respect to sales through our channel partners or sales to enterprise customers, and our sales efforts require considerable time and expense.

Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our subscription offerings and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in large part on sales to larger subscription customers and increasing sales to existing customers. We recently began tracking the number of customers above a certain subscription revenue threshold as a key business metric due to the growing significance of these large enterprise customers to our revenue and results of operations. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscription offerings, generally averages six months, but can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner.

Particularly for larger enterprise customers, the sales cycle can be longer and require additional resources as these customers may undertake an evaluation process and we may spend substantial time, effort and money in these sales efforts. Additionally, product purchases by larger organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Larger enterprise customers may also have longer implementation cycles and require greater product functionality or support. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and our revenue for any future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if we are unable to convert large enterprise customers and our revenue falls below our expectations in a particular quarter, which could cause the price of the ADSs to decline.

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

We have incurred losses in all years since our inception. We incurred a net loss of $24.2 million in the year ended December 31, 2016, $22.0 million in the year ended December 31, 2015, $22.5 million in the year ended December 31, 2014. In the nine month period ended September 30, 2017 we incurred a net loss of $21.1 million. As a result, we had accumulated losses of $210.2 million as of September 30, 2017. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our installed customer base, expand our sales channels, expand our operations, hire additional employees and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, failure to acquire large enterprise customers, or a failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or maintaining or increasing cash flow on a consistent basis. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition and results of operations may suffer.

If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscription agreements. In the year ended December 31, 2016, approximately half of our subscription bookings were generated from the renewals of existing subscription agreements. As a result, achieving a high renewal rate of our subscription agreements will be critical to our business. Our existing customers that purchase our subscription services have no contractual obligation to renew their contracts after the completion of their initial subscription term, which is typically one year, and some customers may have a right to terminate during the subscription term. As a result, we may not accurately predict future revenue from existing customers. Our customers’ renewal rates may decline or fluctuate, and termination rates may increase or fluctuate, as a result of a number of factors, including their satisfaction with our platform and our customer support, our products’ ability to integrate with new and changing technologies, the frequency and severity of subscription outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer terminations or renewals, so we may not accurately predict future renewal trends. We cannot be certain that our customers will renew their subscriptions. If our customers terminate or do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our dollar-based net expansion rate, a key metric we use to track the growth of our business, may decline.

We rely significantly on revenue from subscriptions, which may decline and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 83% of total revenue in the year ended December 31, 2015, 84% of total revenue in the year ended December 31, 2016 and 85% for the nine month period ended September 30, 2017. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including customers’ level of satisfaction with our products, the prices of our products, the prices of products affected by our competitors and reductions in our customers’ spending levels. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer.

In addition, we recognize subscription revenue monthly over the term of the relevant time period, which is typically one year and can be up to five years. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods. Also, it is difficult for us to increase our subscription revenue rapidly through additional sales in any period, as revenue from new and renewal subscription contracts must be recognized over the applicable period. Furthermore, any increase in the average term of subscription contracts would result in revenue for such contracts being recognized over longer periods of time.

We also pre-bill subscription orders and offer larger discounts to customers willing to pre-pay for longer, multi-year subscription contracts. Since 2014, we have decreased the average pre-billed duration of our subscriptions, which has directly reduced billing while decreasing the average discount related to longer-duration contracts. If we are unable to decrease the average pre-billed subscription duration and move to a model where customers commit to multi-year subscriptions with annual payment schedules, we may be unable to reduce the discounts generally required with multi-year billings and may increase deferred revenue and decrease revenue over time.

One of our marketing strategies is to offer free open source and trial versions of our products, and we may not be able to realize the benefits of this strategy.

We are dependent upon lead generation strategies, including our marketing strategy of offering free open source and trial versions of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the free open source or trial versions to the paid versions of our products. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

The market for our big data and cloud integration products is new, unproven and evolving, and our future success depends on the growth and expansion of such market and our ability to adapt and respond effectively to an evolving market.

The market for big data and cloud integration is relatively new, rapidly evolving and unproven. Our future success will depend in large part on our big data and cloud integration solutions’ ability to penetrate the existing market for data integration and management platforms, as well as the continued growth and expansion of the market for data integration and management platforms. It is difficult to predict subscription customer adoption and renewals, subscription customers’ demand for our offerings, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. If we do not correctly anticipate changes in these markets or are unable to respond quickly and effectively to changes in these markets, our business may be harmed. Our ability to penetrate the existing market and any expansion of the market depends on a number of factors, including the cost, performance and perceived value associated with our offerings, as well as subscription customers’ willingness to adopt an alternative approach to data integration and management platforms. Additionally, demand for our big data and cloud integration products will depend in large part on the adoption and scale-out deployments of Hadoop and other big data technologies. Furthermore, many potential subscription customers have made significant investments in hand coding or legacy ETL software and may be unwilling to invest in a new solution. If the market for big data integration and management platforms fails to grow or decreases in size, or if we fail to adapt to any changes in the industry, our business would be harmed.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2005, launched our first product in 2006 and began offering our platform on a subscription basis in 2007. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including changing customer preferences, competing offerings and pricing, evolving sales strategies, and other risks described in this quarterly report. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ADSs could decline. Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for our products is highly competitive, quickly evolving and subject to rapid changes in technology, which may expand the alternatives to our customers for their data integration requirements. Our current primary competitors generally fall into four categories:

•	Diversified technology companies that offer data integration solutions, including: IBM, Microsoft, Oracle and SAP;
•	Pure-play data integration vendors, including: Ab Initio, Informatica and Tibco;
•	Early-stage, niche data integration technologies; and
•	Hand-coded, custom data integration solutions built internally by organizations that we target as potential customers.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	Greater name recognition and longer operating histories;
•	Larger sales and marketing budgets and resources;
•	Broader distribution and established relationships with distribution partners and customers;
•	Greater customer support resources;
•	Greater resources to make acquisitions;
•	Lower labor and development costs;
•	Larger and more mature intellectual property portfolios; and
•	Substantially greater financial, technical and other resources.

Additionally, certain of our current strategic partners, such as Hortonworks and Amazon Web Services may develop and offer their own data integration solutions. Such competitors may be more likely to promote and sell their own solutions over our products. Further, such competitors may cease their relationships with us, and ultimately be able to transition customers onto their competing solutions, which could materially and adversely affect our revenues and growth.

In addition, some of our larger competitors have substantially broader and more diverse product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader market focus and may therefore not be as susceptible to downturns in a particular market. Many of our smaller competitors that specialize in niche data integration technologies may introduce new products which are disruptive to our solution. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. While we endeavor to engage customers on our standard form agreements, in order to successfully engage larger customers in a highly competitive environment we may be required to negotiate our standard terms or transact on our customers’ forms, which may result in accepting more onerous terms and obligations, and greater liability exposure, than we do in our standard forms.

Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product offerings more quickly than we do. Due to various reasons, organizations may be more willing to add solutions incrementally to their existing data management infrastructure from competitors than to replace it with our solution. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins and loss of market share. Any failure to meet and address these factors could seriously harm our business and results of operations.

Because of the characteristics of open source software, there are few technological barriers to entry into the open source market by new competitors and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open source software is that anyone may obtain access to the source code for our open source products and then modify and redistribute the existing open source software and use it to compete in the marketplace. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors to develop their own software, including software based on Talend Open Studio, potentially reducing the demand for our solution and putting price pressure on our subscription offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our offerings, damage our reputation and adversely affect our business, financial condition, results of operations and cash flows.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our offerings but competing technology becomes more widely used or accepted, the market appeal of our offerings may be reduced, which could harm our reputation, diminish our brands and adversely affect our business, financial condition, results of operations and cash flows.

If we do not accurately predict, prepare for, and respond promptly to the rapidly evolving technological and market developments and changing customer needs in our market, our competitive position and prospects will be harmed.

The market for our products is characterized by continuing rapid technological development, the emergence of new technologies, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The introduction of products by our direct competitors or others incorporating new technologies, the emergence of new industry standards, or changes in customer requirements could render our existing products obsolete, unmarketable, or less competitive. In addition, industry-wide adoption or increased use of hand-coding, open source standards or other uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Furthermore, the standards on which we choose to develop new products or enhancements may not allow us to compete effectively for business opportunities.

Our success depends upon our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. We may also pursue marketing strategies that focus on certain products or features over other offerings, and decisions to deploy our limited resources towards particular goals that do not meet a positive market response will harm our operating results.  As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, our ability to successfully plan and execute on a sales strategy for our new products, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products and the risk that new products may have bugs, errors or other defects or deficiencies in the early stages of introduction. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance.

Delivering certain of our products via the cloud increases our expenses and may pose other challenges to our business.

We offer and sell our products via both the cloud and on premise using the customer’s own infrastructure. Our cloud offering enables quick setup and subscription pricing. Historically, our products were developed in the context of the on premise offering, and we have less operating experience offering and selling our products via our cloud offering. Although a majority of our revenue has historically been generated from customers using our on premise products, we believe that over time more customers will move to the cloud offering. As more of our customers transition to the cloud, we may be subject to additional contractual obligations with respect to privacy and data protection, as well as competitive pressures and higher operating costs, any of which may harm our business. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a large cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering competitively, and our business, results of operations and financial condition could be harmed.

Incorrect implementation or use of our software could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

Our platform is designed to be operated in a self-service manner by our customers who subscribe to our cloud-based solution. In addition, our platform may be deployed in large scale, complex IT environments of our customers. Our customers and channel partners require training and experience in the proper use of and the variety of benefits that can be derived from our platform to maximize its potential. If our platform is not implemented or used correctly or as intended, inadequate performance or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, negative publicity and may adversely affect our reputation and brand. Failure by us to provide these training and implementation services to our customers would result in lost opportunities for follow-on sales to these customers and adoption of our platform by new customers and adversely affect our business and growth prospects.

In cases where our platform has been deployed on-premise within a customer’s IT environment, if we or our customers are unable to configure or implement our software properly, or unable to do so in a timely manner, customer perceptions of our platform may be impaired, our reputation and brand may suffer, and customers may choose not to increase their use of our platform or to discontinue its use. In addition, our on-premise solution imposes server load and data storage requirements for implementation. If our customers do not have the server load capacity or the storage capacity required, they may not be able to implement and use our platform effectively and, therefore, may choose to discontinue their use of our platform or not increase their use.

Our ability to increase sales of our solution is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation and results of operations.

After our products are deployed within our customers’ IT environments, our customers depend on our technical support services, as well as the support of our channel partners, including value added resellers, to resolve issues relating to our products. Our channel partners often provide similar technical support for third parties’ products, and may therefore have fewer resources to dedicate to the support of our products. If we or our channel partners do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support, our ability to sell additional subscriptions to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise and government entity customers have more complex IT environments and require higher levels of support than smaller customers. If we or our channel partners fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with enterprise customers.

Additionally, if our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide direct support to such customers, which would require us to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our and our channel partners’ ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our products and services, will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping our support resources, our sales productivity will be negatively affected, which would harm our revenue. Our or our channel partners’ failure to provide and maintain high-quality support services would have an adverse effect on our business, financial condition and results of operations.

A significant defect, security vulnerability, error or performance failure in our software could cause us to lose revenue and expose us to liability.

The software and professional services we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our solution, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Our standard form agreements with our customers typically contain provisions intended to limit both the types of claims for which we would be liable and the maximum amount of our liability. However, some of our customers require us to accept contract terms that do not include the same limitations. However, any limitation of liability provisions that may be contained in our license agreements may not be effective as a result of existing or future national, federal, state, or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes, including technical failures, natural disasters or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our tools or order subscription offerings or professional services within a reasonable amount of time or at all, our business could be harmed. Similarly, while we have taken measures to protect the confidential information that we have access to, including confidential information we may obtain through customer usage of our cloud-based services, our security measures could be breached. Any compromise of our security or any unauthorized access to or breaches of the security of our systems or of our product offerings, could result in the loss of data, loss of intellectual property or trade secrets, loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs, fees and other monetary payments for remediation. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for Talend Data Fabric and Talend Open Studio. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

In addition, we rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services and lead generation management services. We also host our Talend Integration Cloud services on third-party cloud platforms. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our subscription offerings and professional services and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business and results of operations.

The competitive position of our product offerings depends in part on their ability to operate with third-party products and services and our customers’ existing infrastructure.

The competitive position of our product offering depends in part on their ability to operate with products and services of third parties, including companies that offer big data solutions, cloud-based solutions, software services and infrastructure, and our products must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services and infrastructure with our product offerings. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our product offering. We intend to facilitate the compatibility of our solution with various third-party software, big data solutions, cloud-based solutions, software services and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations may suffer.

Additionally, our products must interoperate with our customers’ existing infrastructure, which often have different specifications, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur, it may be difficult to identify the sources of these problems. If we find errors in the existing software that create integration errors or problems in our customers’ IT environments, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software could have a negative impact on our reputation and our customers’ satisfaction with our products and services, and our ability to sell products and services could be adversely affected. In addition, governments and other customers may require our products to comply with certain security or other certifications and standards.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our platform.

Any failure to hire, train and adequately incentivize our sales personnel could negatively affect our growth. In particular, we implemented a new incentive model for our sales team in the first quarter of 2015, whereby our insides sales team members are grouped with members of our outside sales team members in “pods”. Each pod shares a common quota and is encouraged to work together to identify, qualify and close sales opportunities. If our sales model is not successful, our business could be adversely affected. In addition, any failure of our management and sales personnel to develop and implement sales strategies for our new product offerings, such as our Talend Data Preparation offering, could harm our ability to successfully introduce new products. Further, the inability of our recently hired sales personnel to effectively ramp up to target productivity levels could negatively affect our operating margins. In addition, if we are not effective in managing any leadership transition in our sales organization, our business could be adversely affected and our results of operations and financial condition could be harmed.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, the United Kingdom and France, where we have substantial presence and need for highly skilled personnel. Additionally, the industry in which we operate generally experiences high employee attrition. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Our employees do not have employment arrangements that require them to continue to work or us for any specified period, and therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

We continue to be substantially dependent on our sales force to obtain new customers and to drive additional usage and sales among our existing customers. We believe that there is significant competition for sales personnel, including enterprise sales representatives and sales engineers, with the skills and technical knowledge that we require. In particular, there is significant demand for sales engineers with big data and cloud-based software expertise. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. For example, attrition and changing sales team leadership in certain regions such as EMEA have resulted in slower than expected growth in those geographies. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscription offerings and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Employment laws in some of the countries in which we operate are stringent, which could restrict our ability to react to market changes and cause us to incur higher expenses.

As of September 30, 2017, we had 816 full-time employees, of whom approximately 34% were located in the United States, 27% were located in France, 11% were located in China and 10% were located in Germany. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could affect our ability to react to market changes and the needs of our business and cause us to incur higher expenses.

Any unauthorized, and potentially improper, actions of our sales or other personnel could adversely affect our business, results of operations and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our sales or other personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, results of operations and financial condition.

We rely on channel partners to execute a portion of our sales; if our channel partners fail to perform, our ability to sell our solution will be limited, and, if we fail to optimize our channel partner model going forward, our results of operations will be harmed.

A portion of our revenue is generated by sales through our channel partners, especially in international markets. As we grow our business into new and existing international markets, we expect that our reliance on channel partners to generate sales will also grow. We provide our channel partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our products. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to customers and, in particular, to large enterprises. These partners may also market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote our competitors’ products to the detriment of our own or may cease selling our products altogether. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from any of them could harm our results of operations. In addition, any new channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to customers or violates laws or our corporate policies. If we fail to effectively manage our existing sales channels, if our channel partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell products and services and keep them motivated to sell our products, our ability to sell our products and results of operations will be harmed.

If we are unable to maintain successful relationships with our strategic partners, our business operations, financial results and growth prospects could be adversely affected.

In addition to our direct sales force and channel partners, we maintain strategic relationships with a variety of strategic partners, including systems integrators and big data, cloud application and analytical software vendors, to jointly market and sell our subscription offerings. We expect that sales through our strategic partners will continue to grow as a proportion of our revenue for the foreseeable future.

Our agreements with our strategic partners are generally non-exclusive, meaning our strategic partners may offer customers the products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our strategic partners do not effectively market and sell our subscription offerings, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings may be harmed. Our strategic partners may cease marketing our subscription offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our strategic partners, our possible inability to replace them, or the failure to recruit additional strategic partners could harm our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our strategic partners, and in helping our partners enhance their ability to market and sell our subscription offerings. If we are unable to maintain our relationships with these strategic partners, our business, results of operations, financial condition or cash flows could be harmed.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. We depend on direct sales and our channel partner relationships to sell our subscription offerings and professional services in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through strategic alliances. If we are unable to identify strategic alliance partners or negotiate favorable alliance terms, our international growth may be harmed. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Sustaining and expanding our international business will also require significant attention from our management and will require us to add additional management and other resources in these new markets. Our ability to expand our business, attract talented employees and enter into channel partnerships in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, commercial infrastructures and technology infrastructure. If we are unable to grow our international operations in a timely and effective manner, we may incur additional losses and our revenue growth could be harmed.

If we are not able to maintain and enhance our brand, our business and results of operations may be adversely affected.

We believe that the brand identities that we have developed have contributed significantly to the success of our business. We also believe that maintaining and enhancing our brands is important to expanding our customer base and attracting talented employees. In order to maintain and enhance our brands, we may be required to make further investments that may not be successful. Maintaining our brands will depend in part on our ability to remain a leader in data integration and management technology and our ability to continue to provide high-quality offerings. If we fail to promote and maintain our brands, or if we incur excessive costs in doing so, our business, financial condition, results of operations and cash flows may be harmed.

Our business is substantially dependent on sales leads from digital marketing efforts and if we are unable to generate significant volumes of such leads, traffic to our websites and our revenue may decrease.

We utilize digital marketing channels, such as paid and free online search, display advertising, email and social media, in order to direct potential customers interested in our solution to our websites and generate sales leads. Many of these potential customers find our websites by searching for data integration solutions through Internet search engines, particularly Google. A critical factor in attracting potential customers to our websites is how prominently our websites are displayed in response to search inquiries. If we are listed less prominently or fail to appear in search result listings for any reason, visits to our websites by customers and potential customers could decline significantly and we may not be able to replace this traffic. Furthermore, if the costs associated with our digital marketing channels increase we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue, and our business and results of operations could be adversely affected.

We derived approximately 36% of our subscription revenue in the year ended December 31, 2016 from our Talend Data Integration solution and failure of this solution to satisfy customer demands or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

We derived approximately 36% of our subscription revenue in the year ended December 31, 2016 and expect to continue to derive a significant portion of our subscription revenue from our Talend Data Integration solution. Demand for Talend Data Integration is affected by a number of factors, many of which are beyond our control, including market acceptance of our solutions by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors and additional capabilities and functionality by us, technological change and growth or contraction in the market in which we compete. We expect the proliferation of data to lead to an increase in the IT integration needs of our customers, and Talend Data Integration may not be able to perform to meet those demands. If we are unable to continue to meet our subscription customer requirements, to achieve more widespread market acceptance of Talend Data Integration, or to increase demand for this solution, our business, results of operations, financial condition and prospects will be harmed.

The sales prices of our products may decrease, which may reduce our gross profits and adversely affect our financial results.

The sales prices for our subscription offerings and professional services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of subscription offerings and professional services and their respective margins, anticipation of the introduction of new subscription offerings or professional services, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that channel partners and customers are willing to pay in those countries and regions. We cannot assure you that we will be successful in developing and introducing new subscription offerings with enhanced functionality on a timely basis, or that any such new subscription offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Reliance on sales at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of customer buying patterns, we have historically received a substantial portion of subscriptions during the last month or later of each fiscal quarter. If expected sales at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in order fulfillment based on trade compliance requirements, our cash flows and results of operations for that quarter, and our revenue for subsequent periods could fall below our expectations and the estimates of analysts, which could adversely impact our business and results of operations and cause a decline in the market price of the ADSs.

The seasonality of our business can create variance in our quarterly bookings, subscription revenue and cash flows from operations.

We operate on a December 31 fiscal year end and believe that there are seasonal factors which may cause us to experience lower levels of sales in our first fiscal quarter ending March 31 as compared with other quarters. We believe that this seasonality results from a number of factors, including:

•	Companies using their IT budget at the end of the calendar year resulting in higher sales activity in the quarter ending December 31;
•

Sales personnel being compensated on annual plans and finalizing sales transactions in the quarter ending December 31, thereby exhausting most of their sales pipeline for the quarter ending March 31; and

•	Recruiting sales personnel primarily in the first and second quarters, which leads to greater sales productivity in the second half of the fiscal year.

Additionally, to the extent we experience lower new customer bookings in earlier quarters, the resulting reduced subscription revenue may not be reflected in our operating results until subsequent quarters. We believe that these seasonal trends have been masked in recent periods due to our growth, but we anticipate that they may be more pronounced in future periods.

Our future quarterly results may fluctuate significantly, which could adversely affect the trading price of our ADSs.

Our results of operations, including the levels of our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue, have fluctuated from quarter-to-quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Because the timing and amount of our revenue is difficult to forecast and because our operating costs and expenses are relatively fixed in the short term, if our revenue does not meet our expectations, we are unlikely to be able to adjust our spending to levels commensurate with our revenue. As a result, the effect of revenue shortfalls on our results of operations may be more accentuated, and these and other fluctuations in quarterly results may negatively affect the market price of our ADSs.

Among the factors that may cause fluctuations in our quarterly financial results are those listed below:

•	Our ability to attract and retain new customers;
•	The addition or loss of large enterprise customers;
•	Our ability to successfully expand our business domestically and internationally;
•	Our ability to gain new channel partners and retain existing channel partners;
•	Fluctuations in the growth rate of the overall market that our solution addresses;
•	Fluctuations in the mix of our revenue;
•	The unpredictability of the timing of our receipt of orders for perpetual licenses, the revenue for which we typically recognize upfront;
•

The amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including continued investments in sales and marketing, research and development and general and administrative resources;

•	Network outages or performance degradation of our cloud service;
•	Information security breaches;
•	General economic, industry and market conditions;
•	Customer renewal rates;
•	Increases or decreases in the number of elements of our subscription offerings or pricing changes upon any renewals of customer agreements;
•	Changes in our pricing policies or those of our competitors;
•	The budgeting cycles and purchasing practices of customers;
•	Decisions by potential customers to purchase alternative solutions from larger, more established vendors, including from their primary software vendors;
•	Decisions by potential customers to develop in-house solutions as alternatives to our platform;
•	Insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our software and services;
•	Delays in our ability to fulfill our customers’ orders;
•	Seasonal variations in sales of our solution;
•	The cost and potential outcomes of future litigation or other disputes;
•	Future accounting pronouncements or changes in our accounting policies;
•	Our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;
•	Fluctuations in stock-based compensation expense;
•	Fluctuations in foreign currency exchange rates;
•

The timing and success of new products and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

•	The timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and
•	Other risk factors described in this quarterly report.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in significant design improvements, marketable products or features, or may result in products that are more expensive than anticipated. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could adversely affect our business and results of operations.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and our brand. We rely on a combination of trademarks, copyrights, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of September 30, 2017 we have two pending patent applications and no issued patents. Even if we decide to seek patent protection in the future, we may be unable to obtain any patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement or other violations by us of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents, copyrights, trademarks, trade secrets and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging violations of proprietary rights, particularly patent infringement, misappropriation or other violations, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation or other claims. We do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that we or our solution violates its intellectual property rights, the litigation could be expensive and could divert our management resources. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	Cease selling or using products that incorporate the intellectual property that we allegedly infringe;
•	Make substantial payments for legal fees, settlement payments or other costs or damages;
•	Obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
•	Redesign the allegedly infringing products to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement or other claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

Our use of open source software could negatively affect our ability to sell our solution and subject us to possible litigation.

A portion of our technologies incorporate open source software, and we expect to continue to incorporate open source software in our solution in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. In addition, there have been claims challenging the ownership rights in of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations and financial condition.

We may be the subject of litigation which, if adversely determined, could harm our business and operating results.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages and civil and criminal penalties or injunctions. We are, and may in the future be, subject to legal claims arising in the normal course of business, including patent, copyright, trade secret, commercial, product liability, employment, class action, whistleblower and other litigation and claims. An unfavorable outcome on any litigation matter could require that we pay substantial damages. In addition, we may decide to settle any litigation, which could cause us to incur significant costs.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation might also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which are the basis for our accounting for these litigations and claims under IFRS.A settlement or an unfavorable outcome on any litigation matter could have a material adverse effect on our business, operating results, reputation, financial position or cash flows. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Our failure to protect personal information adequately could have an adverse effect on our business.

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and being tested in courts and may result in ever-increasing regulatory and public scrutiny as well as escalating levels of enforcement and sanctions. Any actual or perceived loss, improper retention or misuse of certain information or alleged violations of laws and regulations relating to privacy, data protection and data security, and any relevant claims, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have an adverse effect on our operations, financial performance and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Any perception of privacy or security concerns or an inability to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, may result in additional cost and liability to us, harm our reputation and inhibit adoption of our products by current and future customers, and adversely affect our business, financial condition and operating results. We have implemented and maintain security measures intended to protect personally identifiable information. However, our security measures remain vulnerable to various threats posed by hackers and criminals. If our security measures are overcome and any personally identifiable information that we collect or store becomes subject to unauthorized access, we may be required to comply with costly and burdensome breach notification obligations. We may also be subject to investigations, enforcement actions and private lawsuits. In addition, any data security incident is likely to generate negative publicity and have a negative effect on our business.

In connection with the operation of our business, we collect, store, transfer and otherwise process certain personally identifiable information. As a result, our business is subject to a variety of federal, state, foreign government and industry regulations, as well as self-regulation, related to privacy, data security and data protection.

Privacy, data protection and security have become significant issues in the United States, Europe and in other jurisdictions where we offer our products. The regulatory frameworks for privacy, data protection and information security issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data protection, data privacy and/or information security and/or regulating the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in these areas. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which we or our customers must comply. European, Union Directive 95/46/EC, or the Directive, required European Union member states to implement data protection laws in accordance with the privacy requirements of the Directive.

Among other requirements, the Directive regulates transfers of personal data subject to the Directive to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our platform due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the current data protection obligations imposed on them by certain data protection authorities. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

The Directive is expected to be replaced in time with the pending European General Data Protection Regulation, which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the new obligations to be imposed by the European General Data Protection Regulation and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws and regulations concerning privacy, data protection and information security, which could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with mandatory industry standards, are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products, and we could face fines, lawsuits and other claims and penalties, and we could be required to fundamentally change our business, which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and data security concerns, even if unfounded, or comply with applicable privacy, data protection and data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy, data protection and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Because our products use encryption, certain of our products are subject to U.S. export controls and may be exported from the United States only with the required export license or through an export license exception. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, it has come to our attention that we may inadvertently have violated certain export control and sanctions regulations in the past. In light of this, we submitted Voluntary Self Disclosures (VSD) to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) and the U.S. Department of Treasury’s Office of Foreign Assets Controls (OFAC) regarding potential inadvertent violations. The potential violations relate to the export of certain encryption software prior to having the required authorization and allowing downloads of free trials of certain software by persons in countries subject to an embargo by the United States. We implemented IP address blocking such that persons using an IP address resolving to a country subject to an embargo by the United States may no longer download the free trials from our servers. In August 2016, OFAC closed out the VSD with a cautionary letter and no penalty was imposed. The BIS VSD is under review.

Any failure to comply with the U.S. export requirements, U.S. customs regulations, U.S. economic sanctions, or other laws could result in the imposition of penalties against the company or individuals responsible for any such violations. The penalties may include substantial civil and criminal fines, incarceration for responsible employees and managers, the possible loss of export or import privileges and reputational harm.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition and results of operations.

Our international operations and expansion expose us to several risks.

During the years ended December 31, 2015, 2016 and the nine months ended September 30, 2017, total revenue generated outside of France and the Americas was 36.2%, 36.1% and 35.0% of our total revenue, respectively. Our primary research and development operations are located in France, China and Germany. In addition, we currently have international offices outside of France, China, Germany and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	Unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
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Different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	Exposure to many onerous and potentially inconsistent data protections laws;
•	More stringent regulations relating to privacy, data protection and data security, particularly in the European Union;
•	Changes in a specific country’s or region’s political or economic conditions;
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Challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

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Risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	Reduced ability to timely collect amounts owed to us by our clients in countries where our recourse may be more limited;
•	Limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;
•	Limited or unfavorable intellectual property protection;

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Exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions; and

•	Restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our solution outside of France, the United Kingdom, the United States, Germany and Japan. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. The strengthening of the U.S. dollar increases the real cost of our products to our customers outside of the United States, leading to delays in the purchase of our products and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners and other partnerships, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Exposure to United Kingdom political developments, including the outcome of the United Kingdom referendum on membership in the European Union, could have a material adverse effect on us.

On June 23, 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom’s vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, for the foreseeable future, including during any period while the terms of any UK exit from the European Union are being negotiated.

Article 50 of the Treaty of the European Union, or Article 50, allows a member state to decide to withdraw from the European Union in accordance with its own constitutional requirements. On March 29, 2017, the U.K. government delivered the Article 50 notice to the European Council. This has started a period of up to two years of negotiations for the United Kingdom to exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. Without any such extension (and assuming that the terms of withdrawal have not already been agreed), the United Kingdom’s membership in the European Union would end automatically on the expiration of that two-year period.

The delivery of the Article 50 notice means that the long-term nature of the United Kingdom’s relationship with the European Union is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. In the interim, there is a risk of instability for both the United Kingdom and the European Union, as well as globally, which could adversely affect our results, financial condition and prospects.

There is also a risk of the United Kingdom’s exit from the European Union being effected without mutually acceptable terms being agreed and that any terms of such exit could adversely affect our operating results, financial condition and prospects.

The political and economic instability created by the United Kingdom’s vote to leave the European Union has caused and may continue to cause significant volatility in global financial markets and the value of the Pound Sterling currency or other currencies, including the Euro. We are exposed to the economic, market and fiscal conditions in the United Kingdom and the European Union and to changes in any of these conditions. Depending on the terms reached regarding any exit from the European Union, it is possible that there may be adverse practical and/or operational implications on our business.

A significant amount of the regulatory regime that applies to us in the United Kingdom is derived from European Union directives and regulations. For so long as the United Kingdom remains a member of the European Union, those sources of legislation will (unless otherwise repealed or amended) remain in effect. However, the United Kingdom exit may change the legal and regulatory framework within which we operate in the United Kingdom. For example, the outcome of the referendum has created uncertainty with regard to the regulation of data protection in the United Kingdom. The European General Data Protection Regulation, or GDPR, entered into force on May 24, 2016 and takes effect automatically in European Union countries after a two-year period expiring on May 25, 2018. Given the timelines set out above, it is most likely that the GDPR will become applicable to the United Kingdom prior to the United Kingdom ceasing to be a member of the European Union. However, it is unclear how data transfers to and from the United Kingdom will be regulated after the United Kingdom ceases to be a member of the European Union.

Consequently, no assurance can be given as to the impact of the referendum outcome and, in particular, no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted by the result.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and results of operations.

We operate a research and development center in Beijing, China and may plan to continue to increase our presence in China. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

•	A government-controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
•	Uncertainty regarding the validity, enforceability and scope of protection for intellectual property rights and the practical difficulties of enforcing such rights;
•	Extensive government regulation;
•	Changing governmental policies relating to tax benefits available to foreign-owned businesses;
•	A relatively uncertain legal system; and
•	Instability related to continued economic, political and social reform.

Any actions and policies adopted by the government of the People’s Republic of China, particularly with regard to intellectual property rights, or any prolonged slowdown in China’s economy, could have an adverse effect on our business, results of operations and financial condition.

Our business could be negatively impacted by changes in the United States political environment.

The 2016 presidential and congressional elections in the United States have resulted in significant uncertainty with respect to, and could result in changes in, legislation, regulation and government policy at the federal level, as well as the state and local levels. Any such changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during election campaigns and more recently that might materially impact us include, but are not limited to, changes to import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements. To the extent changes in the political environment have a negative impact on us or on our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption and anti-bribery laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties or candidates, employees of public international organizations and private-sector recipients for a corrupt purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third-party intermediaries to sell our solutions and conduct our business abroad. We, our channel partners, and our other third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We continue to implement our FCPA/anti-corruption compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, business, results of operations and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of ADSs and underlying ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	Develop or enhance our products and professional services;
•	Continue to expand our sales and marketing and research and development organizations;
•	Acquire complementary technologies, products or businesses;
•	Expand operations in the United States or internationally;
•	Hire, train and retain employees; or
•	Respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could seriously harm our business, financial condition and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. However, our ability as an organization to acquire and integrate other companies, products, or technologies in a successful manner is unproven. Our ability to successfully acquire other companies, products and technologies depends, in part, on our ability to attract and retain highly skilled corporate development personnel. If we are unable to attract and retain qualified personnel, we may be unable to take advantage of opportunities to make beneficial acquisitions or investments. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully.

We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of the ADSs. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or foreign government sectors until we have attained the revised certification. Government demand and payment for our subscription offerings and professional services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our subscription offerings and professional services.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscription offerings, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

We are exposed to the credit risk of some of our distributors, resellers and customers and to credit exposure in weakened markets, which could result in material losses.

We have programs in place that are designed to monitor and mitigate credit risks of some of our distributors, resellers and customers, and our credit exposure in weakened markets. However, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, results of operations and financial condition could be harmed.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of France, the United States and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our condensed consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We are subject to income taxes in France, the United States and other jurisdictions, and our tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities, and changes in federal, state, or international tax laws and accounting principles. Further, each jurisdiction has different rules and regulations governing sales and use, value added, and similar taxes, and these rules and regulations are subject to varying interpretations that change over time. Certain jurisdictions in which we did not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Any tax assessments, penalties and interest, or future requirements may adversely affect our results of operations. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed. In addition, the application of the tax laws of various jurisdictions, including France and the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences. As we operate in numerous taxing jurisdictions, the application of tax laws can also be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

Our ability to use our accumulated gross tax losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2016, we had accumulated gross tax losses in various jurisdictions of $137.6 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize accumulated gross tax losses could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such accumulated gross tax losses to expire unused, in each case reducing or eliminating the benefit of such accumulated gross tax losses. Furthermore, we may not be able to generate sufficient taxable income to utilize our accumulated gross tax losses before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our accumulated gross tax losses.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period, subject to certain conditions. The CIR is reflected as an offset to our research and development expense. It is calculated based on our claimed amount of eligible research and development expenditures in France and represented $0.9 million for 2014 and $0.5 million for both 2015 and 2016. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (Code général des impôts) and the relevant official guidelines. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, or that certain CIR rules were inconsistently applied, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Prolonged economic uncertainties or downturns could harm our business.

Current or future economic downturns could harm our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks in the United States, Europe or elsewhere, could cause a decrease in corporate spending on enterprise software in general and slow down the rate of growth of our business.

General worldwide economic conditions have experienced, and in the future may experience, a significant downturn. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our products, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would harm our results of operations. We have a significant number of customers in the financial services, technology, telecommunications, healthcare, manufacturing and retail industries. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our offerings are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, subscription customers may choose to develop or utilize in-house support capabilities as an alternative to purchasing our subscription offerings. Moreover, competitors may respond to market conditions by lowering prices of subscription offerings. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations, financial condition and cash flows could be harmed.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations and financial condition. Our functional corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In the event our or our channel providers abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets, such as revenue, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our channel partners, customers or the economy as a whole. Any disruption in the business of our channel partners or customers that affects sales at the end of a fiscal quarter could have a significant adverse impact on our future quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the deployment of our products, our business, financial condition and results of operations would be adversely affected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of the ADSs.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this quarterly report, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of the ADSs. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, recognition and valuation of Research Tax Credits, goodwill impairment test, measurement of share-based compensation, defined benefit plan assumptions, capitalization of research and development costs and recognition of deferred tax assets.

Our reported financial results may be adversely affected by changes in accounting principles.

International Financial Reporting Standards (“IFRS”) are subject to interpretation by the International Accounting Standards Board (“IASB”) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes all current revenue recognition requirements and becomes effective for us beginning on January 1, 2018. In addition, were we to change our critical accounting estimates, including the timing of recognition of subscription revenue and other revenue sources, our results of operations could be significantly impacted. These or other changes in accounting principles could adversely affect our financial results. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. Furthermore, the adoption of IFRS 15 is expected to impact the amount and timing of revenue recognized and the related disclosures on our consolidated financial statements. As such, the adoption could have a material adverse effect on our financial position or results of operations.

Risks Related to Ownership of Our Ordinary Shares and ADSs

The market price for our ADSs has been and may be volatile or may decline.

The stock markets, and securities of technology companies in particular, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. Furthermore, the market price of our ADSs has fluctuated and may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	Actual or anticipated fluctuations in our revenue and other results of operations;
•	The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
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Failure of securities analysts to initiate or maintain coverage of us and our securities, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Changes in operating performance and stock market valuations of subscription model companies or other technology companies, or those in our industry in particular;
•	Lawsuits threatened or filed against us; and
•	Other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly.

In addition, holders of up to approximately 12,606,197 shares of our ordinary shares and ADSs, or 43% of our total ordinary shares and ADSs, based on ordinary shares and ADSs outstanding as of September 30, 2017, are entitled to rights with respect to registration of our ordinary shares pursuant to a shareholder agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of ADSs, they could adversely affect the market price for our ADSs. Furthermore, if we file a registration statement for the purposes of selling additional ADSs to raise capital and are required to include ADSs held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We may issue ordinary shares or securities convertible into our ordinary shares from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing holders and could cause the market price of our ADSs to decline significantly.

If securities analysts do not publish research or reports about our business, or if they publish negative reports about our business, the price of the ADSs could decline.

The trading market for the ADSs, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of the ADSs, industry sector, or products, the market price for the ADSs would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

The requirements of being a public company in the United States may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company in the United States, we have incurred and will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to the Exchange Act, including certain of the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market LLC, or NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an ‘‘emerging growth company’’ and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act. Nevertheless, we intend to continue to submit quarterly interim consolidated financial data under cover of Form 6-K.

In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming. Further, being a public company in the United States and a French private company has an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company” as defined in the U.S. federal securities laws, and, for so long as we remain an emerging growth company, we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We cannot predict if investors will find the ADSs less attractive because we have chosen to rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely affected.

As a public company in the United States, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2017, we will be required to submit a report by management to the Audit Committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an  “emerging growth company”, which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Share ownership is concentrated in the hands of our principal shareholders and management, who are able to exercise a direct or indirect controlling influence on us.

Our executive officers, directors, current five percent or greater shareholders and affiliated entities together beneficially own 76.2% of our ordinary shares and ADSs outstanding as of December 31, 2016. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have entered into a shareholder agreement, or the Shareholder Agreement, with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition, which we refer to herein as our Major Shareholders. The Shareholder Agreement provides that affiliates of our Major Shareholders, other than Galileo Partners, are entitled to nominate members of our board of directors. Our Major Shareholders have agreed to vote for these nominees pursuant to the Shareholder Agreement. As a result, based on their ownership of our voting power and the approval rights in the Shareholder Agreement, our Major Shareholders currently have the ability to elect four of the eight members of our board of directors, and thereby to substantially influence our management and affairs.

Holders of our ADSs do not directly hold our ordinary shares.

As an ADS holder, you are not treated as one of our shareholders and you do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, JP Morgan Chase Bank, N.A., is the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you have ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs in accordance with the recommendation of our board of directors. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

Risks Related to Investing in a Foreign Private Issuer or French Company

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws, and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

•

Under French law, residents outside of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings;

•

A merger (i.e., in a French law context, a stock-for-stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•	Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•

Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

Our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•

Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•

Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

•

Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French law, if we issue additional shares or securities for cash giving right, immediately or in the future, to new shares, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding in our company unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. In addition, our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to continue to submit quarterly interim consolidated financial data on Form 6-K and expect to submit financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in France, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in France. Accordingly, although we intend to submit quarterly interim consolidated financial data to the SEC, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the NASDAQ Global Market, we are subject to corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards of NASDAQ. For example, neither the corporate laws of France nor our By-laws require a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, home country practice in France does not require us to maintain a nominating and corporate governance committee or to maintain a compensation committee composed entirely of independent directors. Currently, we intend to follow home country practice in certain key respects. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We currently report our financial results under IFRS, which differs in certain significant respects from GAAP.

We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. Generally Accepted Accounting Principles, or GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and the experts named in this quarterly report.

Certain members of our board of directors and certain of our subsidiaries and certain experts named in this quarterly report are non-residents of the United States, and all of or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment depends on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with French generally accepted accounting principles. In addition, payment of dividends may subject us to additional taxes under French law. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we do not believe we were a PFIC for the taxable year ending December 31, 2016, and we do not expect to be a PFIC in the current taxable year or the foreseeable future. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

OTHER INFORMATION

Resignation of Chief Financial Officer

The Company’s Chief Financial Officer, Thomas Tuchscherer, has announced his intention to step down as CFO. Mr. Tuchscherer plans to remain in his role while the Company conducts a search for his replacement.  Mr. Tuchscherer’s departure is not the result of any material disagreement with the Company regarding its operations, policies or practices.

Chairman of Board of Directors

Bernard Liautaud notified the Company’s board of directors of his intention to step down from the position of Chairman of the board of directors (“Chairman”), effective as of November 9, 2017. Mr. Liautaud will continue to serve as a director of the Company. The Company’s board of directors has appointed Steve Singh, a current director of the Company, as the new Chairman, effective upon Mr. Liautaud’s resignation as Chairman.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Talend S.A.

Date: November 9, 2017	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer
(Principal Financial Officer)